PE
12-31-02



CENTURY

ALUMINUM

AT WORK



FINANCIAL HIGHLIGHTS

(In millions, except per share amounts)	*Years Ended December 31* 2002	2001
Net Sales	$ 711.3	$ 654.9
Cost of Goods Sold	691.3	634.2
Net Loss Before Preferred Dividends	(18.6)	(13.7)
Loss per Common Share:	(1.00)	(0.74)
Total Assets	765.2	776.7
Total Debt	329.7	329.3

PROFILE

Century Aluminum Company produces primary aluminum. As of April 1, 2003, the company owns 525,000 metric tons of annual capacity at three operating locations:

- Century Aluminum Company of Kentucky owns and operates a 244,000 metric ton per year (mtpy) reduction plant at Hawesville, Kentucky;
- Century Aluminum Company of West Virginia owns and operates a 170,000 mtpy reduction plant at Ravenswood, West Virginia; and
- Berkeley Aluminum Company owns a 49.67 percent share of a reduction plant at Mt. Holly, South Carolina with a capacity of 222,000 mtpy.

The company's corporate offices are located in Monterey, CA.

TABLE OF CONTENTS

THE ACCOMPLISHMENTS OF OUR WORK IN 2002

2002 was another year of economic difficulty. World demand for aluminum rose, but prices were depressed. Century reported a financial loss for the year. Despite a disappointing financial result, there is cause for optimism in our performance. We:

- Generated $54.5 million of positive cash flow. Cash balance at year-end was $45.1 million, after interest payments of $38.3 million, capital expenditures of $18.4 million and a tax refund of $17.6 million
- Lowered cash break-even point; expect further reductions in 2003
- Adopted index pricing for all alumina contracts; reduces cash break-even point and acts as a natural hedge for 25% of production
- Exceeded cost reduction goals for the year
- Raised metal production to record levels
- Achieved record safety performances at all plants
- Concluded a three-year extension to Ravenswood labor contract
- Completed a new power contract for Ravenswood
- Implemented management succession plan: Gerald A. Meyers was elevated to chief executive officer, succeeding Craig A. Davis who remains chairman of the board.

Century generated $54.5 million of positive cash flow. Cash balance at year-end was $45.1 million, after interest payments of $38.3 million, capital expenditures of $18.4 million and a tax refund of $17.6 million.



TO OUR SHAREHOLDERS, EMPLOYEES AND FRIENDS:



Worldwide demand for primary aluminum grew 5.7 percent in 2002 compared with a decline of 4.6 percent in 2001. Overall demand has been virtually unchanged since 2000. This near zero growth rate over the past three years contrasts with an average annual growth rate of 2.5 percent since 1990. As illustrated in the accompanying chart, on page 7, metal supply grew at a slightly greater rate than demand in the same period. In the last three years this gap widened, putting the industry into a worldwide metal surplus.

In this environment aluminum prices on the London Metal Exchange (LME) in 2002 dropped to an average $0.61 a pound from $0.65 a pound in 2001. Our price realizations slipped to an average $0.678 a pound for the year compared with $0.713 a pound in 2001. This resulted in the company's second consecutive yearly financial loss.

Despite this disappointing financial result, there is a positive aspect to our performance. The progress we made in the year is best illustrated by our success in offsetting much of the decline of $0.035 a pound in realized prices, which equals a fall of $36.9 million in gross profits. Our principal achievements were:

- We entered into a new contract for half of our alumina requirements, producing significant cost savings. Pricing in the new contract is indexed to the LME price for aluminum. The pricing is significantly below the fixed price arrangement it replaced when calculated against the long-term average price for aluminum. All of Century's alumina supplies now are indexed to LME aluminum prices, providing a natural hedge for about 25 percent of our production capacity, thus lowering costs when aluminum is under pricing pressure.

- By year end, we were producing aluminum for about $0.01 a pound less than in 2001. This exceeded our cost-reduction goal for the year and generated net annualized savings of more than $10 million.

- Metal production at each of our three reduction plants rose to all-time highs in 2002. We consider the gains permanent and have raised our rated capacity by two percent, or 10,000 metric tons per year (mtpy) to 475,000 mtpy. The incremental cost of producing the additional metal is comparatively low which helped us reach our cost reduction goals for the year.

Metal production at each of our three reduction plants rose to all-time highs in 2002. We consider the gains permanent and have raised our rated capacity by two percent, or 10,000 metric tons per year.

◄ **LINE 5 AT HAWESVILLE (KY) OPERATIONS** CENTURY ACQUIRED THE REMAINING 20% OF THE PLANT FROM GLENCORE IN APRIL 2003 FOR $105 MILLION

As a result of these and other actions, we generated a total of $54.5 million of positive cash flow from operations, which included a $17.6 million income-tax refund. At year-end, our cash balance was $45.1 million after covering all interest payments and capital expenditures.

Many of these accomplishments were facilitated by real progress in the way employees are connecting their individual job performance to our competitiveness. Their pragmatic and often entrepreneurial attitudes underpin much of the progress we made in 2002 and create opportunities not previously possible. For example:

- Early negotiations were concluded in March to extend the Ravenswood labor contract by 36 months to May 31, 2006. The extension facilitated our ability to sign a new contract in May to purchase electricity for the plant at competitive rates. The power contract is effective August 2003 when the current one expires and continues to the end of 2005. Power accounts for approximately 30 percent of our cost to produce primary aluminum at Ravenswood.
- Guided only by a mandate to reduce costs and eliminate waste, a small team from Ravenswood assessed the cost-saving opportunities for purchasing parts and supplies from an aluminum reduction plant being dismantled in the U. S. Northwest. The team identified many quality items from spare parts and protective clothing to a specialized device for automatically and safely cleaning crucibles that transport molten metal. The items were purchased at a small fraction of their new replacement cost.
- Pride and personal accountability were critical elements in achieving the best safety performance in the collective histories of our plants. Employees are making positive changes in the way they think about personal safety. We believe this is due largely to the introduction of a program in which trained employees observe the work practices of fellow employees. Hundreds of observations have been conducted. They promote discussion and reinforce the best and safest work practices. They also elicit employee suggestions for improving equipment and work techniques.

Pride and personal accountability were critical elements in achieving the best safety performance in the collective histories of our plants. Employees are making positive changes in the way they think about personal safety.

Additional Capacity at Hawesville

In early 2003, we agreed to purchase for $105 million the 20-percent share of our Hawesville (KY) Operations owned by Glencore. The transaction was completed on April 1, 2003. Hawesville is an excellent asset and our lowest-cost facility. Our average cash cost to produce metal will be lower and our cash break-even point will be reduced nearly $0.01 a pound in 2003. We acquired more than 48,000 mt of annual capacity, raising Century's total capacity to approximately 525,000 mtpy.





[illegible]RALD A. MEYERS, PRESIDENT AND CHIEF EXECUTIVE OFFICER

[illegible]AIG A. DAVIS, CHAIRMAN OF BOARD

In early 2003, we identified corporate assets with unrealized value. One asset identified was the remaining years of a 10-year, 50,000-mtpy aluminum delivery contract with Glencore. Metal prices in the contract were fixed above current market levels. We determined that we could realize approximately $35 million in cash by monetizing the last five years, 2005 to 2009, of the contract. After capturing the contract's value, it was decided to use these funds, another $30 million in available cash and a six-year note payable to Glencore to acquire the remaining 20-percent share of the Hawesville plant. Consistent with our hedging strategy, the metal supply contract will remain in effect at its original fixed price during 2003 and 2004. It reverts to market pricing in the 2005-2009 period.

Century Transformation

Our company has undergone a significant transformation. The recent Hawesville transaction is yet another step forward in our strategy to transform Century into a larger, lower cost producer of primary aluminum. Since 1998 we:

The recent Hawesville transaction is yet another step forward in our strategy to become a larger, lower cost producer of primary aluminum.

- Exited the fabrication segment of the aluminum business;
- Increased primary aluminum capacity by approximately 300,000 mtpy, while substantially reducing our average cost to produce metal;
- Continuously improved the cost structure and operating efficiencies of existing assets.

We continue to examine opportunities to acquire additional lower cost assets in primary aluminum and upstream assets in bauxite and alumina.

The effectiveness of this strategy is especially evident in our ability to generate positive cash flow even during periods of weak prices. The table below contrasts the company's financial performance in 1997, just before the strategy was formulated, with that of 2002. It shows that despite a decline of $31.5 million in gross margins in 2002 mainly from higher amortization and depreciation costs, cash flow from operations grew by $27.6 million.

	1997	*2002*
Average LME Price of Aluminum Per Pound	$ 0.725	$ 0.612
Century Average Realized Price Per Pound	0.754[1]	0.678
Revenues from Primary Aluminum (Millions)	370.5	711.3
Primary Aluminum Capacity (Metric Tons per Year)	223,000	475,000
Gross Margin – Primary Aluminum (Millions)	$ 51.6	$ 20.1
Gross Margin – Fabricated Products	$ (22.5)	–
Cash Flow from Operations (Millions)	$ 9.3	$ 36.9[2]

(1) Excludes intersegment sales
(2) Excludes $17.6 million from income tax refund

Our View of the Future

Our near-term outlook obviously is influenced by slow economic growth and world events. From a longer term perspective and more specific to aluminum, we closely follow the supply/demand dynamics of our industry as part of our strategic planning process. We have concluded that demand for aluminum will resume growing at more traditional long-term rates for three principal reasons:

- Following recent weakness, world economies are poised for more robust growth that will stimulate demand for basic materials such as aluminum.
- Aluminum consumption strongly correlates with national living standards. Major world economic powers consume from 60 to 70 pounds per person a year. Among developing nations, including China, the average is much less than 10 pounds per person, insuring the potential for considerable long-term growth.
- Aluminum possesses properties that continue to make it a material favored by many manufacturers and consumers. For example, aluminum is strong, yet lightweight, making it the principal metal in aircraft construction and commercial transportation; recyclability makes it a preferred material for packaging beverages; high conductivity makes it ideal for distributing electricity; and lightweight, easily formed aluminum parts are in growing use for autos.

This positive view of long-term aluminum industry fundamentals is supported by most industry experts. The consensus demand forecast in the accompanying chart reflects their optimism.

Aluminum possesses properties that continue to make it a material favored by many manufacturers and consumers.

Worldwide Supply/Demand for Aluminum

Millions of Metric Tons a Year



35
30
25
20
15
Supply
1990
1992
1994
1996
1998
2000
2002
2004
2006
Actual Demand
Consensus Forecast

We believe that Century can successfully compete under the conditions that we see ahead. In recent years we demonstrated our ability to formulate and execute strategies that serve the company extremely well under difficult economic and market circumstances. In 2002, we continued to improve the effectiveness of our operations, positioning the company to take advantage of improved market conditions for aluminum when they occur.

Management Succession

In early 2002 we announced a plan for the orderly management succession that is now underway. We are confident that we will be able to succeed in improving the profitability and operating capabilities of the company.

There are many people to recognize for supporting and guiding us through the past year. Our board of directors, in particular, has continued to provide us with wise counsel and vigilant oversight. The members of the board are pictured on the opposite page. We also wish to thank our employees who performed their jobs safely and with distinction and cooperation during 2002.

We wish to thank our employees who performed their jobs safely and with distinction and cooperation during 2002.

Finally, we wish to express appreciation to shareholders who have endorsed our long-term view of our business as we navigate Century through this prolonged period of economic and geo-political turmoil.

Thank you all.



Craig A. Davis
Chairman of Board



Gerald A. Meyers
President and Chief Executive Officer

April 11, 2003



BOARD OF DIRECTORS:

MAN A. BNINSKI, STUART M. SCHREIBER, GERALD A. MEYERS, JOHN P. O'BRIEN, ROBERT E. FISHMAN,

WILLIAM R. HAMPSHIRE, CRAIG A. DAVIS, WILLY R. STROTHOTTE, JOHN C. FONTAINE



BUILDING AND CONSTRUCTION AUTOMOTIVE ELECTRICAL TRANSPORT

CENTURY ALUMINUM AT WORK

Aluminum is one of the most abundant and versatile materials in a materials conscious world. Aluminum is lightweight yet strong – qualities favored by the aerospace and transportation engineers. It is a preferred material for countless durable and sporting goods from air-conditioners to bass boats. And with electric conductivity levels greater than copper it carries power across the globe.

Century Aluminum manufactures only primary aluminum. Our customers and their customers turn the metal into useful forms and products. Our customer satisfaction is measured by metal purity, precise alloying for optimum performance, value added forms and on-time delivery schedules.

The chart and photos show the major markets for Century Aluminum.






SAVE $1
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CONSUMER DURABLES PACKAGING AND CONTAINERS AEROSPACE

MAJOR MARKETS FOR CENTURY ALUMINUM

Percent of Shipments by Market – Century vs. Aluminum Industry


Century
Industry
30
25
20
0
Aerospace & Transportation
Consumer Durables
Electrical
Building & Construction
Packaging & Containers
Machinery & Equipment

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion reflects the Company's historical results of operations, which (1) does not include results from the Company's additional interest in the Mt. Holly facility until it was acquired in April 2000, and (2) does not include results from the Company's 80% interest in the Hawesville facility until it was acquired in April 2001. Accordingly, the results for fiscal years 2000 and 2001 are not fully comparable to the results of operations for fiscal year 2002 and are not indicative of the Company's current business. The reader should read the following discussion in conjunction with the consolidated financial statements included elsewhere in this filing.

Overview

The Company is a producer of primary aluminum, and the Company's net sales are derived from the sale of primary aluminum. Effective April 1, 2000, the Company increased its ownership of the Mt. Holly facility to 49.67% by acquiring an additional 23% interest for a cash purchase price of $94.7 million. The Mt. Holly facility has an annual production capacity of 489 million pounds of primary aluminum, and Century's interest represents 243 million pounds of that capacity.

On April 1, 2001, the Company acquired from Southwire, a privately-held wire and cable manufacturing company, all of the outstanding stock of Metalsco, formerly a wholly owned subsidiary of Southwire. Metalsco owns NSA, which owns and operates the Hawesville facility. The Hawesville facility has the capacity to produce 538 million pounds of primary aluminum per year. The Company also acquired from Southwire certain land, facilities and rights related to NSA's aluminum reduction operations which were not held by NSA. The cash purchase price for the Hawesville acquisition was $466.8 million. The Company also assumed industrial revenue bonds related to the Hawesville facility in the principal amount of $7.8 million and Century may be required to make additional post closing payments to Southwire of up to $7.0 million. In connection with the acquisition, Glencore effectively purchased from Century a 20% interest in the Hawesville facility for $99.0 million and assumed responsibility for payment of 20% of the principal amount of the industrial revenue bonds and payment of a pro rata portion of any post-closing payments made to Southwire. Glencore also purchased $25.0 million of convertible preferred stock of the Company with an 8% cumulative dividend preference. In connection with its financing of the transaction, the Company issued to certain institutional investors $325.0 million of its senior secured first mortgage notes (the "Notes") due 2008 in a private offering exempt from registration under the Securities Act of 1933. In November 2001, the Company exchanged a like principal amount of 11¾% senior secured first mortgage notes due 2008 (the "Exchange Notes") for the Notes, in a transaction registered under the Securities Act of 1933.

On January 28, 2003, the Company announced that it had signed a letter of intent to purchase the 20% interest in its Hawesville, Kentucky aluminum reduction plant that is owned by Glencore. The expected purchase price is $105 million. In connection with the acquisition of Glencore's Hawesville interest, the Company will enter into a 10-year contract with Glencore under which Glencore will agree to purchase 45 million pounds, per year, of primary aluminum produced at the Ravenswood and Mt. Holly facilities, at prices based on then current markets. The Company intends to finance the purchase price with $65 million in available cash and a six-year $40 million note payable to Glencore with an interest rate of 10%. The $105 million transaction is subject to completion of definitive documents and approval by Century's Board of Directors. Closing is expected during the second quarter of 2003. Glencore is a related party and beneficially owns approximately 41.5% of Century's common stock.

In January 2003, the Company agreed to terminate the Glencore Metal Agreement for delivery of metal for the years 2005 through 2009. The Company will enter into a new 110 million pound per year contract with Glencore which will include delivery of metal from the Mt. Holly facility for the years 2005 through 2009 at prices based on the then current market. The price will remain fixed for the years 2003 and 2004. In consideration for the above, the Company will receive $35 million. Because the contract was terminated, delivery on the contract under its original fixed price terms is no longer probable. Accordingly, the contract will no longer qualify as normal under SFAS 133, as amended, and the entire contract (including 2003 and 2004) will be marked-to-market in the first quarter of 2003 with subsequent gains and losses reported in the statement of operations.

The aluminum industry is cyclical and the market price of primary aluminum (which trades as a commodity) is determined by worldwide supply and demand. The Company's results of operations depend to a large degree on the market price of primary aluminum. Any adverse changes in the conditions that affect the market price of primary aluminum could have a material adverse effect on the Company's results of operations.

The principal elements comprising the Company's cost of goods sold are raw materials, power and labor. The Company was party to a long-term supply agreement to purchase alumina through the end of 2001. Beginning January 2, 2002, that agreement was replaced by new long-term supply agreements with Glencore that extend through 2006. These new agreements provide that Glencore will supply a fixed quantity of alumina at prices determined by a market-based formula. In addition, as part of its acquisition of an additional 23% interest in the Mt. Holly facility, the Company assumed an alumina supply agreement with Glencore for its alumina requirements relative to the additional interest. This agreement terminates in 2008 and is priced with a market-based formula. As part of its acquisition of the Hawesville facility, the Company assumed a market based alumina supply agreement (the "Supply Agreement") with Kaiser which expires in 2005. In connection with its ongoing Chapter 11 bankruptcy proceedings, Kaiser filed a motion for an Order Authorizing the Assumption of Certain Critical Customer Supply Contracts (the "Motion"). The Motion was granted by the Bankruptcy Court on August 27, 2002. As a result, Kaiser has assumed the Supply Agreement and cured all existing defaults thereunder.

The Company uses significant amounts of electricity in the aluminum production process. The Company purchases all of the electricity requirements for the Ravenswood facility from Ohio Power Company, a unit of American Electric Power Company, pursuant to a fixed price power supply agreement. That agreement expires on July 31, 2003. On May 3, 2002, the Company signed a new contract to purchase electric power for its Ravenswood facility from Ohio Power. The new agreement is effective August 1, 2003, when the Company's current power contract with Ohio Power expires. The new contract will provide power for the Ravenswood facility at competitive rates under a GS-4 schedule approved by the Public Utilities Commission of Ohio. The GS-4 schedule is due to expire on December 31, 2005. The Mt. Holly facility purchases all of its power from the South Carolina Public Service Authority at rates fixed by published schedules. One of those schedules contains a Fuel Adjustment Clause which permits the Authority to pass through certain charges or credits to the extent its actual costs vary from those costs used in the formula set in the Fuel Adjustment Clause. The Mt. Holly power contract expires December 31, 2005. The Hawesville facility currently purchases all of its power from Kenergy Corporation at fixed prices. Approximately 14% of the Hawesville facility's power requirements were unpriced in calendar year 2003 through 2005. The unpriced portion of the contract increases to approximately 26% in 2006. On June 26, 2002, the Company entered into a fixed price power supply agreement for the 14% of the power that was unpriced for calendar year 2003.

The Company's labor costs at the Ravenswood and Hawesville facilities are subject to the terms of labor contracts which generally have provisions for annual fixed increases in hourly wages and benefits adjustments. On June 1, 1999, the Company entered into a new four-year labor contract with its hourly workers at the Ravenswood facility. On March, 8, 2002, the labor agreement was extended through May 31, 2006. In connection with the Hawesville acquisition, the Company negotiated a collective bargaining agreement with the United Steelworkers of America (USWA) which covers all of the represented hourly employees at the Hawesville facility. Under this agreement, the Company established the terms of employment for USWA employees and settled all claims relating to a work stoppage which occurred during Southwire's ownership of the facility. The agreement was ratified by the USWA local on September 28, 2000, became effective upon closing of the Hawesville acquisition and has a five-year term. The agreement provides for fixed increases in hourly wages and certain benefits adjustments in its first, third and fifth years. The work rules under the collective bargaining agreement are substantially similar to those previously in place at the Hawesville facility. The employees at the Mt. Holly facility are employed by Alcoa, and are not unionized.

Application of Critical Accounting Policies

The Company's significant accounting policies are discussed in Note 1 of the Consolidated Financial Statements. The preparation of the financial statements requires that management make subjective estimates, assumptions and judgments in applying these accounting policies. Those judgments are normally based on knowledge and experience about past and current events and on assumptions about future events. Critical accounting estimates require management to make assumptions about matters that are highly uncertain at the time of the estimate and a change in these estimates may have a material impact on the presentation of the Company's financial position or results of operations. Significant judgments and estimates made by the Company include expenses and liabilities related to pensions and other postemployment benefits.

Pension and Other Postemployment Benefit Liabilities. The Company sponsors various pension plans and also participates in a union sponsored multi-employer pension plan for the employees at the Hawesville facility. The liabilities and annual income or expense of the Company's pension and other postemployment benefit plans are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return.

In developing its expected long-term rate of return assumption for pension fund assets, the Company evaluated input from its actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Projected returns are based on historical returns of broad equity and bond indices. The Company also considered its historical 10-year compound returns. Century anticipates that, as the economy recovers, the Company's investment managers will continue to generate long-term rates of return of 9.0%. Our expected long-term rate of return is based on an assumed asset allocation of 65% equity funds and 35% fixed-income funds.

The discount rate that the Company utilizes for determining future pension and post employment obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis has decreased to 6.5% at December 31, 2002 from 7.25% at December 31, 2001.

Lowering the expected long-term rate of return by 0.5% (from 9.0% to 8.5%) would have increased the Company's pension expense for the year ended December 31, 2002 by approximately $0.2 million. Lowering the discount rate assumptions by 0.5% would have increased the Company's pension expense for the year ended December 31, 2002 by approximately $0.4 million.

The Company provides postemployment benefit plans that provide health care and life insurance benefits for substantially all retired employees. SFAS No. 106 requires the Company to accrue the estimated cost of providing postretirement benefits during the working careers of those employees who could become eligible for such benefits when they retire. The Company funds these benefits as the retirees submit claims.

Measurement of the Company's postretirement benefit obligations requires the use of several assumptions about factors that will affect the amount and timing of future benefit payments. The assumed health care cost trend rates are the most critical assumptions for measurement of the postretirement benefits obligation. Changes in the health care cost trend rates have a significant effect on the amounts reported for the health care benefit obligations.

The Company assumes medical inflation is initially 10%, declining to 5% over six years and thereafter. A one-percentage-point change in the assumed health care cost trend rates would have the following effects in 2002:

(in thousands)	*One Percentage Point Increase*	*One Percentage Point Decrease*
Effect on total of service and interest cost components	$ 1,958	$ (1,505)
Effect on accumulated postretirement benefit obligation	$ 16,234	$ (12,912)

Results of Operations

The table on the following page sets forth, for the years indicated, the percentage relationship to net sales of certain items included in the Company's Statements of Operations. The following table includes the results from the Company's additional 23% interest in Mt. Holly facility since its acquisition in April 2000, and the results from the Company's 80% interest in the Hawesville facility since its acquisition on April 1, 2001.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

The following discussion reflects Century's historical results of operations, which do not include results for the Company's 80% interest in the Hawesville facility until it was acquired in April 2001.

Net sales. Net sales for the year ended December 31, 2002 increased $56.4 million or 8.6% to $711.3 million from $654.9 million for the year ended December 31, 2001. Increased shipment volume accounted for $93.3 million of the increase, primarily as a result of a full year of production at the Hawesville facility in 2002 versus a partial year in 2001. Lower price realizations for primary aluminum in 2002 partially offset the volume increase by $36.9 million.

Results of Operations

	Percentage of Net Sales		
	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	97.2	96.8	92.4
Gross profit	2.8	3.2	7.6
Selling, general and administrative expenses	2.2	2.9	3.3
Operating income	0.6	0.3	4.3
Gain on sale of fabricating businesses	—	—	1.2
Interest expense	(5.7)	(4.8)	(0.1)
Interest income	0.1	0.1	0.6
Other income (expense)	(0.3)	0.4	1.5
Net gain on forward contracts	—	—	1.0
Income (loss) from continuing operations before income taxes and minority interest	(5.3)	(4.0)	8.5
Income tax benefit (expense)	2.0	1.3	(2.6)
Income (loss) from continuing operations before minority interest	(3.3)	(2.7)	5.9
Minority Interest	0.7	0.6	—
Net income (loss)	(2.6)%	(2.1)%	5.9%

The following table sets forth, for the periods indicated, the pounds and the average sales price per pound for certain of the Company's products:

	Primary Aluminum	
	Direct	
(pounds in thousands)	*Pounds*	*$/Pounds*
2002		
First Quarter	263,019	$ 0.68
Second Quarter	262,470	$ 0.69
Third Quarter	262,262	$ 0.67
Fourth Quarter	261,544	$ 0.67
Total	1,049,295	$ 0.68
2001		
First Quarter	149,274	$ 0.74
Second Quarter[2]	255,145	$ 0.74
Third Quarter	259,408	$ 0.71
Fourth Quarter	254,616	$ 0.68
Total	918,443	$ 0.71
2000		
First Quarter	128,082	$ 0.75
Second Quarter[1]	149,530	$ 0.73
Third Quarter	151,219	$ 0.73
Fourth Quarter	152,787	$ 0.73
Total	581,618	$ 0.74

(1) The table includes results from the Company's additional 23% interest in Mt. Holly facility since its acquisition in April 2000.
(2) The table includes the results from the Company's 80% interest in the Hawesville facility since its acquisition in April 2001.

Gross profit. Gross profit for the year ended December 31, 2002 decreased $0.6 million or 3.1% to $20.1 million from $20.7 million for the same period in 2001. Gross profit remained relatively flat period to period despite an increase in shipments of 130.9 million pounds in 2002, primarily a result of including a full year of shipments from the Hawesville facility versus nine months in 2001. The additional gross profit from increased shipment volumes in 2002 was offset by (a) declining market prices for primary aluminum which reduced net sales $36.9 million and (b) increased depreciation and amortization charges of $12.2 million, primarily a result of a full year of charges from the Hawesville facility versus nine months in 2001. Gross profit was improved by (a) a reduction of $23.0 million in the cost of alumina purchased under new market based agreements in 2002, (b) reduced charges to cost of goods sold for Lower of Cost or Market inventory adjustments, and (c) lower operating costs.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2002 decreased to $15.8 million from $18.6 million for the year ended December 31, 2001. The decrease was a result of a charge for bad debts of $4.4 million during the year end December 31, 2001 with no associated charge in the year ended December 31, 2002. This reduction was partially offset due to additional expenses associated with a full year of charges from the Hawesville facility versus nine months of expense in 2001 and increases in insurance and other expenses.

Operating income. Operating income for the year ended December 31, 2002 increased $2.2 million to $4.3 million from $2.1 million for the year ended December 31, 2001. Changes in operating income are a result of changes in gross profit and decreases in selling, general and administrative expenses for the reasons discussed above.

Interest Expense. Interest expense during the year ended December 31, 2002 increased $9.2 million or 29.3% to $40.8 million from $31.6 million in 2001. The change in interest expense was due to the length of the time the Exchange Notes were outstanding. The Exchange Notes were outstanding for all of 2002 versus nine months in 2001.

Interest Income. Interest income during the year ended December 31, 2002 decreased $0.5 million to $0.4 million from $0.9 million in 2001. The change in interest income was primarily the result of reduced available cash invested after the acquisition of the Hawesville facility in April 2001.

Other Income/Expense. Other Expense for the year ended December 31, 2002 was $1.8 million. This compares to Other Income of $2.6 million for the same period in 2001. The Other Expense in 2002 was a result of a write-off of $1.7 million in deferred costs associated with a prospective acquisition. Other Income of $2.6 million in 2001 resulted principally from the receipt of $3.4 million in settlement of the Company's business interruption and property damage claim with its insurance carrier associated with an illegal work stoppage at the Ravenswood facility in August 1999. This settlement was partially offset by a loss on disposal of assets of $0.9 million during the year ended December 31, 2001.

Tax Provision/Benefit. Income tax benefit for the year ended December 31, 2002 increased $5.6 million to $14.1 million from $8.5 million for the year ended December 31, 2001. The change in income taxes was a result of a larger pre-tax loss in 2002 compared to 2001. The change in the 2002 effective tax rate from 2001 was affected by a $1.5 million reduction in 2002 of estimated income taxes payable relating to the reversal of prior period accruals.

Net Loss before Minority Interest. Net loss before minority interest for the year ended December 31, 2002 increased $6.3 million to $23.9 million from $17.6 million for the year ended December 31, 2001. Net loss before minority interest increased for the reasons discussed above.

Minority Interest. Minority Interest reflects Glencore's interest in the net operating results of Century Aluminum of Kentucky, LLC (the "LLC"), the limited liability company which holds the power contract for the Hawesville facility. The Minority Interest effectively represents the amortization of the power contract. Minority Interest for the year ended December 31, 2002 increased $1.4 million to $5.3 million from $3.9 million for the year ended December 31, 2001. The increase was a result of including a full year of amortization of the intangible asset from the Hawesville facility in 2002 versus nine months in 2001.

Net Loss. Net loss for the year ended December 31, 2002 increased $4.9 million to $18.6 million from $13.7 million for the year ended December 31, 2001. Net loss increased for the reasons discussed above.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The following discussion reflects Century's historical results of operations, which do not include results from the Company's additional interest in the Mt. Holly Facility until it was acquired in April 2000 and do not include results for the Company's 80% interest in the Hawesville Facility until it was acquired in April 2001.

Net sales. Net sales for the year ended December 31, 2001 increased 52.8% to $654.9 million from $428.6 million for the year ended December 31, 2000. The increase was primarily the result of increased volumes from the Hawesville facility beginning April 1, 2001 and the Company's additional 23% interest in the Mt. Holly facility beginning April 1, 2000 and was partially offset by declining market prices for primary aluminum.

Gross profit. Gross profit for the year ended December 31, 2001 decreased $11.8 million to $20.7 million from $32.5 million for the same period in 2000. The decrease was primarily the result of (a) declining market prices for primary aluminum, (b) the electrical power cost increase of $5.4 million at the Mt. Holly facility during the year ended December 31, 2001 (c) net LIFO and lower of cost or market inventory adjustments of $5.2 million and $1.6 million during the years ended December 31, 2001 and 2000, respectively. These items were partially offset by gross margins on sales volume from the Company's additional interest in the Mt. Holly facility beginning in April 2000 and the Hawesville facility acquisition beginning in April 2001.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2001 increased to $18.6 million from $13.9 million for the year ended December 31, 2000. The increases were a direct result of a charge for bad debts of $4.4 million during the year ended December 31, 2001 and the inclusion of the Company's pro rata share of selling, general and administrative expenses from the Hawesville facility following the Hawesville acquisition in April 2001.

Operating income. Operating income for the year ended December 31, 2001 was $2.1 million. This compares with operating income of $18.5 million for the year ended December 31, 2000. Changes in operating income are primarily a result of changes in gross profit and increases in selling, general and administrative expenses for the reasons discussed above.

Gain On Sale of Fabricating Businesses. For the year ended December 31, 2000, the Company recorded a gain on the sale of its fabricating businesses of $5.2 million. This resulted from the settlement of post-closing adjustments to the transaction as originally recorded.

Interest Expense. Interest expense during the year ended December 31, 2001 was $31.6 million. This compares with interest expense of $0.4 million during 2000. The change in interest was a result of the borrowings required to fund the Hawesville acquisition in April 2001.

Interest Income. Interest income during the year ended December 31, 2001 was $0.9 million. This compares with interest income of $2.7 million during 2000. The change in interest was a result of using available cash to fund the acquisition of the Hawesville facility in April 2001.

Other Income/Expense. Other income for the year ended December 31, 2001 was $2.6 million. This compares with other income of $6.5 million for the same period in 2000. The change in other income resulted principally from the receipt of $3.4 million and $6.1 million during the years ended December 31, 2001 and 2000, respectively, in settlement of the Company's business interruption and property damage claim with its insurance carrier. The claim was a result of the illegal work stoppage at the Ravenswood Facility in August 1999. The insurance settlement was partially offset by a loss on disposal of assets of $0.9 million during the year ended December 31, 2001.

Net Gains/Losses on Forward Contracts. For the year ended December 31, 2001 the Company recorded a loss on forward contracts of $0.2 million. For the year ended December 31, 2000 the Company recorded a gain of $4.2 million. The Company adopted SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No.138, effective January 1, 2001. The Company's forward financial sales and purchase contracts, which were previously recorded at fair value through the Statement of Operations, have been designated as cash flow hedges as of January 1, 2001. To the extent cash flow hedges are effective, unrealized gains and losses on forward financial sales and purchase contracts are no longer reported in the Statement of Operations, but rather are reported in accumulated other comprehensive income on a net of tax basis and reclassified into earnings when realized.

Tax Provision/Benefit. Income tax benefit for the year ended December 31, 2001 was $8.5 million. This compares with income tax expense of $11.3 million for the same period in 2000. The change in income taxes was a result of the Company's pre-tax loss in 2001. The change in the 2001 effective tax rate from the year ended

December 31, 2000 was a result of the reduction in 2000 of estimated income taxes payable relating to the reversal of prior period accruals.

Net Income or Loss before Minority Interest. The Company had a net loss before minority interest of $17.6 million during the year ended December 31, 2001 compared to net income of $25.3 million during the comparable 2000 period. Net income before minority interest decreased for the reasons discussed above.

Minority Interest. Minority Interest was $3.9 million for the year end December 31, 2001, which represented nine months of amortization of the intangible asset from the Hawesville facility.

Net Income or Loss. The Company had a net loss of $13.7 million during the year ended December 31, 2001 compared to a net income of $25.3 million during the comparable 2000 period. Net income decreased for the reasons discussed above.

Liquidity and Capital Resources

With the completion of the Hawesville acquisition and the sale of the Notes, the Company's principal sources of liquidity are cash flow from operations and borrowings under its revolving credit facility. The Company's principal uses of cash are payments of interest on the Company's outstanding debt, the funding of capital expenditures and investments in related businesses, working capital and other general corporate requirements. Common and preferred stock dividends were suspended in the fourth quarter of 2002 and the Company does not expect to use cash for common or preferred stock dividend payments in the near future.

Debt Service

As of December 31, 2002, the Company had approximately $329.7 million of indebtedness outstanding, including $321.9 million of principal amount of the Exchange Notes, net of unamortized issuance discount, and $7.8 million in industrial revenue bonds which were assumed in connection with the Hawesville acquisition. In connection with the proposed acquisition of Glencore's Hawesville interest, the Company expects to incur additional debt of approximately $40.0 million.

Notes. Interest payments on the 11¾% Senior Secured First Mortgage Notes are payable semiannually in arrears beginning on October 15, 2001. Payment obligations under the Exchange Notes are unconditionally guaranteed by the Company's domestic subsidiaries (other than the Century Aluminum of Kentucky, LLC ("LLC")) and secured by mortgages and security interests granted by two of the Company's subsidiaries in all of their respective interests in the real property, plant and equipment comprising the Hawesville and Ravenswood facilities. The Exchange Notes will mature in 2008. The indenture governing the Exchange Notes contains customary covenants, including limiting the Company's ability to pay dividends, incur debt, make investments, sell assets or stock of certain subsidiaries, and purchase or redeem capital stock. The Company suspended its common and preferred stock dividends in the fourth quarter of 2002. This action was taken because the Company is near the limits on allowable dividend payments under the covenants in its indenture. Pursuant to the terms of the indenture, because the Company did not consummate a registered exchange offer for the outstanding notes on or before September 30, 2001, the Company was required to pay additional interest on the outstanding notes at a rate of 0.5% over the stated rate from September 30, 2001 until the exchange offer was consummated on November 12, 2001.

Revolving Credit Facility. In connection with the Hawesville acquisition, the Company replaced its former $67.1 million revolving credit facility with a new $100.0 million revolving credit facility. The Company's obligations under the Revolving Credit Facility are unconditionally guaranteed by its domestic subsidiaries (other than the LLC) and secured by a first priority security interest in all accounts receivable and inventory belonging to the Company and its subsidiary borrowers. The availability of funds under the revolving credit facility is subject to a $30.0 million reserve and limited by a specified borrowing base consisting of certain eligible accounts receivable and inventory. Borrowings under the revolving credit facility are, at the Company's option, at the LIBOR rate or the Fleet National Bank base rate plus, in each case, an applicable interest margin. The applicable interest margin ranges from 2.25% to 3.0% over the LIBOR rate and 0.75% to 1.5% over the base rate and is determined by certain financial measurements of the Company. The maturity date of the facility is April 2, 2006. There were no outstanding borrowings under the Revolving Credit Facility as of December 31, 2002. Interest periods for LIBOR rate borrowings are one, two, three or six months, at the Company's option. The Company expects the borrowing base, less the reserve, will permit the Company to borrow approximately $45.0 to $55.0 million under the revolving credit facility. In connection with the proposed acquisition of Glencore's Hawesville interest, the Company's banks have agreed to make certain amendments to the revolving credit facility agreement to permit the Company to complete the acquisition and to increase the Company's borrowing base. Assuming the completion of the acquisition, the Company expects the borrowing base, less the reserve, to increase approximately $10.0 to $15.0 million. The Company is subject to customary covenants, including restrictions on capital expenditures, additional indebtedness, liens, guarantees, mergers and acquisitions, dividends, distributions, capital redemptions and investments.

Industrial Revenue Bonds. As part of the purchase price for the Hawesville acquisition, the Company assumed industrial revenue bonds in the aggregate principal amount of $7.8 million which were issued in connection with the financing of certain solid waste disposal facilities constructed at the Hawesville Facility. Pursuant to the Company's agreement with Glencore, Glencore will pay a pro rata portion of the debt service costs of the industrial revenue bonds. The industrial revenue bonds mature on April 1, 2028, are secured by a Glencore letter of credit and bear interest at a variable rate not to exceed 12% per annum determined weekly based upon prevailing rates for similar bonds in the industrial revenue bond market. Interest on the Industrial Revenue Bonds is paid quarterly. At December 31, 2002, the interest rate on the industrial revenue bonds was 1.90%. In connection with the proposed acquisition of Glencore's Hawesville interest, the Company will assume Glencore's pro rata portion of the debt service costs on the industrial revenue bonds. The bonds will continue to be secured by a Glencore letter of credit, although the Company will be responsible for the servicing costs for that letter of credit. The bonds are classified as current liabilities because they are remarketed weekly and, under the indenture governing the bonds, repayment upon demand could be required if there is a failed remarketing.

Convertible Preferred Stock

In connection with the Hawesville acquisition, the Company issued $25.0 million of Century Aluminum Company convertible preferred stock to Glencore. The Company is required to pay dividends on the preferred stock at a rate of 8% per year, which is cumulative. The notes and the revolving credit facility impose restrictions on the Company's ability to pay cash dividends. In accordance with current accounting guidance, no liability for cumulative preferred dividends is recorded until the dividends are declared. As of December 31, 2002, the Company had total unrecorded cumulative preferred dividend arrearages of $0.5 million or $1.00 per preferred stock share.

Working Capital

Working capital was $94.6 million at December 31, 2002. The Company believes that its working capital will be consistent with past experience and that borrowing availability under the revolving credit facility should be sufficient to meet working capital needs.

Capital Expenditures

Capital expenditures for 2002 were approximately $18.4 million and were principally related to upgrading production equipment, maintaining facilities and complying with environmental requirements. The revolving credit facility restricts the Company's ability to make capital expenditures; however, the Company believes that the amount permitted will be adequate to maintain its properties and business and comply with environmental requirements. The Company anticipates that capital expenditures will be approximately $20.0 million in 2003.

Acquisitions, Liquidity and Financing

The Company actively pursues opportunities to acquire primary aluminum reduction facilities which offer favorable cost structures and diversify the Company's geographic presence, and upstream integration opportunities into bauxite mining and alumina refining. In connection with possible future acquisitions, the Company may need additional financing, which may be provided in the form of debt or equity. The Company cannot be certain that any such financing will be available. The Company anticipates that operating cash flow, together with borrowings under the revolving credit facility, will be sufficient to meet its future debt service obligations as they become due, as well as working capital and capital expenditures requirements. The Company's ability to meet its liquidity needs, including any and all of its debt service obligations, will depend upon its future operating performance, which will be affected by general economic, financial, competitive, regulatory, business and other factors, many of which are beyond the Company's control. The Company will continue from time to time to explore additional financing methods and other means to lower its cost of capital, including stock issuances or debt financing and the application of the proceeds to the repayment of bank debt or other indebtedness.

Summary of Statement of Cash Flows

	(dollars in thousands)		
	2002	2001	2000
Net cash provided by operating activities	$ 54,486	$ 38,623	$ 56,419
Net cash used in investing activities	$ (18,196)	$ (382,245)	$ (104,474)
Net cash (used in) provided by financing activities	$ (4,586)	$ 324,048	$ (4,170)
(Decrease) increase in cash	$ 31,704	$ (19,574)	$ (52,225)

Historical

The Company's statements of cash flows for the years ended December 31, 2002, 2001 and 2000 are summarized above:

Net cash from operating activities of $54.5 million in 2002 was $15.9 million more than the $38.6 million in 2001. The increase in net cash provided by operating activities in 2002 was primarily a result of a $14.4 million increase in operating income before depreciation and amortization due to increased shipments of 130.9 million pounds. Tax refunds of $17.6 million received during the year versus tax payments of $0.9 million in 2001 contributed an additional $18.5 million in net cash from operations in 2002. However, increased net interest payments, primarily a result of a full year of outstanding debt in 2002 versus nine months in 2001 offset the favorable change in net taxes paid by $17.7 million. Net cash from operating activities of $38.6 million in 2001 was $17.8 million less than the $56.4 million cash from operating activities in 2000. The $17.8 million decline in net cash from operating activities in 2001 was due primarily to a $31.6 million increase in interest expense resulting from the Hawesville acquisition which was partially offset by a $13.6 million increase in operating income before depreciation and amortization. The cash provided from operating activities was higher in 2000 compared to 1999, due to an increase in net income, adjusted to exclude the effect of depreciation and amortization and gains from dispositions, of $53.0 million related primarily to improved pricing for aluminum, a reduction in required pension contributions of approximately $17.5 million and a $43.0 million change in cash flow relating to working capital. In 2000, the Company reduced working capital by $10.6 million primarily through an increased focus on the collection of receivables.

The Company's net cash used for investing activities was $18.2 million during 2002 and $382.2 million during 2001. The use of cash for investing activities in 2002 consisted primarily of capital expenditures to maintain and improve plant operations. The use of cash in 2001 was primarily for the Hawesville acquisition and was partially offset by the proceeds from the sale to Glencore of the minority interest in the Hawesville facility. The Company's net cash used in investing activities was $104.5 million during 2000. The cash was used primarily for the acquisition of an additional 23% interest in the Mt. Holly Facility in April 2000.

Net cash used in financing activities was $4.6 million for 2002. Net cash provided by financing activities was $324.0 million for 2001 and $4.2 million for 2000. The cash used for financing activities in 2002 related primarily to common and preferred stock dividend payments made during the year. During 2001, the cash provided by financing activities was primarily from borrowings and the issuance of preferred stock related to the Hawesville acquisition and was partially offset by the payment of common and preferred stock dividends. The $4.2 million use of cash in 2000 relates solely to the payment of common stock dividends.

The Company believes that cash flow from operations and its unused revolving credit facility will provide sufficient liquidity to meet working capital needs, fund capital improvements, and provide for debt service requirements.

Environmental Expenditures and Other Contingencies

The Company has incurred and in the future will continue to incur capital expenditures and operating expenses for matters relating to environmental control, remediation, monitoring and compliance. The aggregate environmental related accrued liabilities were $1.4 million and $1.8 million at December 31, 2002 and December 31, 2001, respectively. The Company believes that compliance with current environmental laws and regulations is not likely to have a material adverse effect on the Company's financial condition, results of operations or liquidity; however, environmental laws and regulations may change, and the Company may become subject to more stringent environmental laws and regulations in the future. There can be no assurance that compliance with more stringent environmental laws and regulations that may be enacted in the future, or future remediation costs, would not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

The Company has planned environmental capital expenditures of approximately $0.1 million for 2003, $0.5 million for 2004 and $1.5 million for 2005. In addition, the Company expects to incur operating expenses relating to environmental matters of approximately $5.5 million, $5.6 million, and $6.1 million in each of 2003, 2004 and 2005. As part of the Company's general capital expenditure plan, it also expects to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts.

The Company is a defendant in several actions relating to various aspects of its business. While it is impossible to predict the ultimate disposition of any litigation, the Company does not believe that any of these lawsuits, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, results of operations or liquidity.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company is currently assessing, but has not yet determined the impact of adopting SFAS No. 143 on the Company's financial position and results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement establishes standards for accounting for costs associated with disposal activities, or with exit (or restructuring) activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of the Statement are effective for exit and disposal activities that are initiated after December 31, 2002. As of December 31, 2002, the Company had not committed to any exit or disposal plans and had not recorded any liability associated with an exit or disposal plan. The Company will apply the Statement to any future exit or disposal activities.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." The Statement provides additional transition provisions for entities that voluntarily change to the fair value based method of accounting for stock-based compensation. Additionally, the Statement requires new disclosure about the effects on reported net income of the accounting policy decisions for stock-based employee compensation. The Statement requires these effects to be reported on an annual as well as interim basis. The disclosure provisions of the Statement are effective for fiscal years ended after December 15, 2002. The Company will continue to account for stock-based employee compensation in accordance with APB No. 25 "Accounting for Stock Issued to Employees." The Company has adopted the Statement's additional disclosure requirements for the current period. There was no impact on the Company's consolidated statements of operations or its financial position from the adoption of SFAS No. 148.

In November 2002, FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation addresses the disclosure and reporting requirements for guarantors with regard to obligations under certain guarantees it has issued. It requires that guarantors recognize, at the inception of a guarantee, a liability for the fair value of their obligation under the guarantee. The initial recognition and measurement provisions of FIN 45 are to be applied prospectively for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for the Company as of December 31, 2002. Century has not issued or modified any guarantees subsequent to December 31, 2002. The Company has assessed the Interpretation and does not believe that FIN 45 will have a material impact on the Company's consolidated statements of operations or its financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Prices

The Company manages its exposure to fluctuations in the price of primary aluminum by selling aluminum at fixed prices for future delivery and through financial instruments as well as by purchasing alumina under contracts with prices tied to the same indices as the Company's aluminum sales contracts. The Company's risk management activities do not include trading or speculative transactions. Although the Company has not materially participated in the purchase of call or put options, in cases where Century sells forward primary aluminum, it may purchase call options to benefit from price increases which are significantly above forward sales prices. In addition, it may purchase put options to protect itself from price decreases.

In connection with the sale of its aluminum fabricating businesses to Pechiney in September 1999, the Company entered into the Pechiney Metal Agreement, pursuant to which Pechiney purchases, on a monthly basis, at least 23.0 million pounds and no more than 27.0 million pounds of molten aluminum produced at the Ravenswood facility at a price determined by a market-based formula. Subsequent to the Company's purchase of an additional 23% interest in the Mt. Holly facility from Xstrata, and effective April 1, 2000, the Company entered into the Glencore Metal Agreement pursuant to which it sells to Glencore 110.0 million pounds of primary aluminum products per year. In connection with the Hawesville acquisition, the Company entered into the Southwire Metal Agreement with Southwire to supply 240 million pounds of high-purity molten aluminum per year to Southwire's wire and cable manufacturing facility located adjacent to the Hawesville facility at a price determined by reference to the U.S. Midwest Market Price. Under this contract, Southwire will also purchase 60 million pounds of standard-grade molten aluminum each year for the first five years of the contract, with an option to purchase an equal amount in each of the remaining five years. The Company and Glencore are each responsible for providing a pro rata portion of the aluminum supplied to Southwire under the Southwire Metal Agreement. See Notes 1 and 2 to the Consolidated Financial Statements.

Apart from the Pechiney Metal Agreement, Glencore Metal Agreement and Southwire Metal Agreement the Company had forward delivery contracts to sell 329.0 and 377.1 million pounds of primary aluminum at December 31, 2002 and December 31, 2001, respectively. Of these forward delivery contracts, the Company had fixed price commitments to sell 42.9 and 115.7 million pounds of primary aluminum at December 31, 2002 and December 31, 2001, respectively. Forward delivery contracts of 0.3 million pounds and 25.5 million pounds at December 31, 2002 and December 31, 2001, respectively, were with the Glencore Group.

The Company was party to a long-term supply agreement to purchase alumina through the end of 2001. Beginning January 2, 2002, that agreement was replaced by new long-term supply agreements with Glencore that extend through 2006. These agreements provide for a fixed quantity of alumina at prices determined by a market-based formula. In addition, as part of its acquisition of an additional 23% interest in the Mt. Holly Facility, the Company assumed a supply agreement with Glencore for the alumina raw material requirements relative to the additional interest. The unit cost is also determined by a market-based formula. This alumina supply agreement terminates in 2008. As part of its Hawesville acquisition, the Company assumed an alumina supply agreement with Kaiser. That agreement will terminate in 2005 and is a variable priced market based contract. See the Kaiser Bankruptcy information on page 14, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

At December 31, 2002 and December 31, 2001, the Company had entered into 181.0 million pounds and 248.8 million pounds, respectively, of fixed priced forward primary aluminum financial sales contracts primarily with the Glencore Group to mitigate the risk of commodity price fluctuations inherent in its business. These contracts will be settled in cash at various dates in 2003. Additionally, in order to mitigate the volatility of the natural gas markets, the Company enters into fixed price forward financial purchase contracts, which settle in cash in the period corresponding to the intended usage of natural gas. At December 31, 2002 and December 31, 2001, the Company had financial instruments for 1.5 million and 3.1 million DTH of natural gas, respectively (one decatherm, or DTH, is equivalent to one million British Thermal Units). These financial instruments are scheduled for settlement at various dates in 2003 through 2005.

On a hypothetical basis, a $0.01 per pound increase or decrease in the market price of primary aluminum is estimated to have an unfavorable or favorable impact of $1.2 million after tax on accumulated other comprehensive income for the year ended December 31, 2002 as a result of the forward primary aluminum financial sale contracts entered into by the Company at December 31, 2002.

On a hypothetical basis, a $0.50 per DTH decrease or increase in the market price of natural gas is estimated to have an unfavorable or favorable impact of $0.5 million after tax on accumulated other comprehensive income for the year ended December 31, 2002 as a result of the forward natural gas financial purchase contracts entered into by the Company at December 31, 2002.

Effective January 1, 2001, to the extent the Company's cash flow hedges are effective, unrealized gains and losses on marking forward financial sales contracts to market are reported in accumulated other comprehensive income until settled, rather than in the Statement of Operations.

The Company's metals and natural gas risk management activities are subject to the management, control and direction of senior management. These activities are regularly reported to the Board of Directors of Century.

This quantification of the Company's exposure to the commodity price of aluminum is necessarily limited, as it does not take into consideration the Company's inventory or forward delivery contracts, or the offsetting impact upon the sales price of primary aluminum products. Because all of the Company's alumina contracts are indexed to the LME price for aluminum, beginning in 2002, they act as a natural hedge for approximately 25% of the Company's production. Entering the year 2003, approximately 61% and 37% of the Company's production for the years 2003 and 2004, respectively, was either hedged by the alumina contracts and/or by fixed price forward delivery and financial sales contracts.

Interest Rates

Interest Rate Risk. The Company's primary debt obligations are the outstanding Exchange Notes, borrowings under its revolving credit facility and the industrial revenue bonds the Company assumed in connection with the Hawesville acquisition. Because the Exchange Notes bear a fixed rate of interest, changes in interest rates do not subject the Company to changes in future interest expense with respect to the outstanding notes. Borrowings under the Company's revolving credit facility, if any, are at variable rates at a margin over LIBOR or the Fleet National Bank base rate, as defined in the revolving credit facility. The industrial revenue bonds bear interest at variable rates determined by reference to the interest rate of similar instruments in the industrial revenue bond market. At December 31, 2002, the Company had $7.8 million of variable rate borrowings. A hypothetical 1% increase in the interest rate would increase the Company's annual interest expense by $0.1 million, assuming no debt reduction.

The Company's primary financial instruments are cash and short-term investments, including cash in bank accounts and other highly rated liquid money market investments and government securities.

REPORT OF MANAGEMENT

Management is responsible for the financial statements, related notes and all other information presented in this annual report. The financial statements have been prepared in accordance with generally accepted accounting principles. Where necessary, they reflect estimates based on management judgment.

Management relies on a comprehensive system of internal controls designed to provide reasonable assurance that assets are safeguarded and that transactions are appropriately recorded and reported. This system is supported by the employment of qualified personnel.

The Audit Committee meets regularly with representatives of management, the independent auditors and the internal auditors to monitor the functioning of the internal control systems and to review the results of auditing activities. The Audit Committee recommends independent auditors for appointment by the Board subject to stockholder ratification. The independent auditors and internal auditors have unrestricted access to the Audit Committee.

Management has a Code of Ethics, committing the Company to maintaining the highest standards of ethical behavior and integrity in carrying out business activities. The company maintains a systematic program to assess compliance with the code, and there are procedures for reporting possible violations.

The independent auditors conduct an independent audit of the financial statements. Their report appears on this page.



Gerald A. Meyers
President
Chief Executive Officer



David W. Beckley
Executive Vice President
Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Century Aluminum Company:

We have audited the accompanying consolidated balance sheets of Century Aluminum Company and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Century Aluminum Company and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
February 5, 2003

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands, Except Share Data)	*December 31,* 2002	2001
Assets:		
Cash and cash equivalents	$ 45,092	$ 13,388
Accounts receivable — Net	46,240	48,365
Due from affiliates	22,732	15,699
Inventories	77,135	75,217
Prepaid and other current assets	4,777	3,918
Total current assets	195,976	156,587
Property, Plant and Equipment — Net	417,621	430,074
Intangible Asset — Net	119,744	146,002
Due from Affiliates — Less current portion	974	8,364
Other Assets	30,852	35,679
Total	$ 765,167	$ 776,706
Liabilities and Shareholders' Equity		
Accounts payable, trade	$ 37,757	$ 42,394
Due to affiliates	15,811	2,201
Industrial revenue bonds	7,815	7,815
Accrued and other current liabilities	24,114	32,785
Accrued employee benefits costs — current portion	10,890	7,201
Deferred Taxes — current portion	4,971	1,879
Total current liabilities	101,358	94,275
Long Term Debt — Net	321,852	321,446
Accrued Pension Benefits Costs — Less current portion	10,751	4,017
Accrued Postretirement Benefits Costs — Less current portion	70,656	65,627
Other Liabilities	8,376	10,697
Deferred Taxes	41,376	39,542
Total noncurrent liabilities	453,011	441,329
Minority Interest	18,666	23,917
Contingencies and Commitments (Note 12)		
Shareholders' Equity:		
Convertible preferred stock (8% cumulative, 500,000 shares outstanding)	25,000	25,000
Common stock (one cent par value, 50,000,000 shares authorized; 21,054,302 and 20,513,287 shares issued and outstanding at December 31, 2002 and 2001, respectively)	211	205
Additional paid-in capital	172,133	168,414
Accumulated other comprehensive income	1,173	6,752
Retained earnings (deficit)	(6,385)	16,814
Total shareholders' equity	192,132	217,185
Total	$ 765,167	$ 776,706

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Per Share Amounts)	Year Ended December 31, 2002	2001	2000
Net Sales:			
Third-party customers	$ 603,744	$ 543,453	$ 299,277
Related parties	107,594	111,469	129,320
	711,338	654,922	428,597
Cost of Goods Sold	691,277	634,214	396,139
Gross Profit	20,061	20,708	32,458
Selling, General and Administrative Expenses	15,783	18,598	13,931
Operating Income	4,278	2,110	18,527
Gain On Sale of Fabricating Businesses	—	—	5,156
Interest Expense	(40,813)	(31,565)	(408)
Interest Income	392	891	2,675
Other Income (Expense) — Net	(1,843)	2,592	6,461
Net Gain (Loss) On Forward Contracts	—	(203)	4,195
Income (Loss) Before Income Taxes and Minority Interest	(37,986)	(26,175)	36,606
Income Tax Benefit (Expense)	14,126	8,534	(11,301)
Income (Loss) Before Minority Interest	(23,860)	(17,641)	25,305
Minority Interest	5,252	3,939	—
Net Income (Loss)	(18,608)	(13,702)	25,305
Preferred Dividends	(2,000)	(1,500)	—
Net Income (Loss) Applicable to Common Shareholders	$ (20,608)	$ (15,202)	$ 25,305
Earnings (Loss) Per Common Share:			
Basic	$ (1.00)	$ (0.74)	$ 1.25
Diluted	$ (1.00)	$ (0.74)	$ 1.24
Dividends Per Common Share	$ 0.15	$ 0.20	$ 0.20

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in Thousands)	*Comprehensive Income (Loss)*	*Convertible Preferred Stock*	*Common Stock*	*Additional Paid-in Capital*	*Accumulated Other Comprehensive Income (Loss)*	*Retained Earnings (Deficit)*	*Total Shareholders' Equity*
Balance, January 1, 2000			$ 202	$ 164,409		$ 15,117	$ 179,728
Net Income and Comprehensive Income						25,305	25,305
Issuance of Common Stock			1	1,775			1,776
Dividends – Common, $0.20 per share						(4,170)	(4,170)
Balance, December 31, 2000			$ 203	$ 166,184		$ 36,252	$ 202,639
Comprehensive Income–2001							
Net Loss–2001	$ (13,702)					(13,702)	(13,702)
Other Comprehensive Income:							
Net unrealized gain on financial instruments,net of $7,945 in tax	14,498						
Net amount reclassified to income, net of $4,244 in tax	(7,746)						
Other Comprehensive Income	6,752				$ 6,752		6,752
Total Comprehensive Loss	$ (6,950)						
Dividends–							
Common, $0.20 per share						(4,236)	(4,236)
Preferred, $3 per share						(1,500)	(1,500)
Issuance of Preferred Stock		$ 25,000					25,000
Issuance of Common Stock–							
Compensation plans			2	2,230			2,232
Balance, December 31, 2001		$ 25,000	$ 205	$ 168,414	$ 6,752	$ 16,814	$ 217,185
Comprehensive Income (Loss)–2002							
Net Loss–2002	$ (18,608)					(18,608)	(18,608)
Other Comprehensive Income (Loss):							
Net unrealized gain on financial instruments, net of $2,731 in tax	4,765						
Net amount reclassified to income, net of $1,603 in tax	(2,906)						
Minimum Pension Liability Adjustment, net of $4,183 in tax	(7,438)						
Other Comprehensive Loss	(5,579)				(5,579)		(5,579)
Total Comprehensive Loss	$ (24,187)						
Dividends –							
Common, $0.15 per share						(3,091)	(3,091)
Preferred, $3 per share						(1,500)	(1,500)
Issuance of Common Stock–							
Compensation plans			1	544			545
Issuance of Common Stock–							
Pension plans			5	3,175			3,180
Balance, December 31, 2002		$ 25,000	$ 211	$ 172,133	$ 1,173	$ (6,385)	$ 192,132

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
(Dollars in Thousands)	*2002*	*2001*	*2000*
Cash Flows from Operating Activities:			
Net income (loss)	$ (18,608)	$ (13,702)	$ 25,305
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Depreciation and amortization	56,655	44,433	14,395
Deferred income taxes	4,965	(10,148)	12,448
Pension and other post retirement benefits	10,415	7,679	797
Workers' compensation	1,619	1,311	(1,604)
Inventory market adjustment	(247)	5,166	1,631
(Gain) loss on disposal of assets	252	919	(337)
Gain on sale of fabricating businesses	—	—	(5,156)
Minority interest	(5,252)	(3,939)	—
Change in operating assets and liabilities:			
Accounts receivable — net	2,125	7,700	7,380
Due from affiliates	2,918	5,190	3,106
Inventories	(1,671)	763	3,086
Prepaids and other assets	(1,838)	2,216	(5,391)
Accounts payable, trade	(4,637)	(13,487)	(712)
Due to affiliates	10,142	(1,964)	409
Accrued and other current liabilities	(3,447)	7,528	1,621
Other — net	1,095	(1,042)	(559)
Net cash provided by operating activities	54,486	38,623	56,419
Cash Flows from Investing Activities:			
Purchase of property, plant and equipment	(18,427)	(14,456)	(15,947)
Proceeds from sale of property, plant and equipment	231	54	565
Business acquisitions	—	(466,814)	(94,734)
Divestitures	—	98,971	—
Restricted cash deposits	—	—	5,642
Net cash used in investing activities	(18,196)	(382,245)	(104,474)
Cash Flows from Financing Activities:			
Borrowings	—	321,352	—
Financing fees	—	(16,568)	—
Issuance of common or preferred stock	5	25,000	—
Dividends	(4,591)	(5,736)	(4,170)
Net cash (used in) provided by financing activities	(4,586)	324,048	(4,170)
Increase (decrease) in cash	31,704	(19,574)	(52,225)
Cash and cash equivalents, beginning of year	13,388	32,962	85,187
Cash and cash equivalents, end of year	$ 45,092	$ 13,388	$ 32,962

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2001 and 2000
(Dollars in Thousands except Share and Per Share Amounts)

1.Summary of Significant Accounting Policies

Organization and Basis of Presentation Century Aluminum Company ("Century" or the "Company") is a holding company, whose principal subsidiaries are Century Aluminum of West Virginia, Inc. ("Century of West Virginia") and Century Kentucky, Inc. ("Century Kentucky"). Century of West Virginia operates a primary aluminum reduction facility in Ravenswood, West Virginia (the "Ravenswood facility"), and, through its wholly owned subsidiary Berkeley Aluminum, Inc. ("Berkeley"), holds a 49.67% interest in a partnership which operates a primary aluminum reduction facility in Mt. Holly, South Carolina (the "Mt. Holly facility") and a 49.67% undivided interest in the property, plant, and equipment comprising the Mt. Holly facility. The remaining interest in the partnership and the remaining undivided interest in the Mt. Holly facility are owned by Alumax of South Carolina, Inc., a subsidiary of Alcoa ("ASC"). ASC manages and operates the Mt. Holly facility pursuant to an Owners Agreement, prohibiting the disposal of the interest held by any of the owners without the consent of the other owners and providing for certain rights of first refusal. Pursuant to the Owners Agreement, each owner furnishes its own alumina, or alumina owned by an affiliate, for conversion to aluminum and is responsible for its pro rata share of the operating and conversion costs. During 2001, Century completed the acquisition of NSA Ltd. ("NSA"). NSA owns and operates an aluminum reduction operation in Hawesville, Kentucky (the "Hawesville facility"). Century Kentucky effectively owns an 80% interest in the Hawesville facility through NSA.

Prior to April 1996, the Company was an indirect, wholly owned subsidiary of Glencore International AG ("Glencore" and, together with its subsidiaries, the "Glencore Group"). In April 1996, the Company completed an initial public offering of its common stock. At December 31, 2002, the Glencore Group owned 37.6% of Century's common shares outstanding. During 2001, in connection with the Company's financing of the Hawesville acquisition, Glencore purchased 500,000 shares of the Company's convertible preferred stock for $25,000. Based upon its common and preferred stock ownership, the Glencore Group beneficially owns 41.5% of Century's common stock. Century and the Glencore Group enter into various transactions such as the purchase and sale of primary aluminum, alumina and forward primary aluminum financial sales contracts.

On September 21, 1999, the Company completed the sale to Pechiney Rolled Products, LLC, a Delaware limited liability company ("Pechiney"), of certain assets and the assumption of certain liabilities of Century of West Virginia's rolled products unit at Ravenswood, West Virginia (the "Rolling Business") and all of the issued and outstanding shares of common stock of Century Cast Plate, Inc. (together the "fabricating businesses").

Effective April 1, 2000, the Company purchased an additional 23% interest in the Mt. Holly facility for cash consideration of $94,734. This purchase increased Century's ownership to 49.67%.

Effective April 1, 2001, Century completed the acquisition of NSA from Southwire Company, a privately-held wire and cable manufacturing company. NSA owns and operates the Hawesville facility. The purchase price was $466,800, plus the assumption of $7,815 in industrial revenue bonds, and is subject to adjustments for contingent considerations, see Note 12. Simultaneous with the closing, a subsidiary of Glencore effectively purchased a 20% interest in the Hawesville facility for $99,000 plus the liability for a proportionate share of the Hawesville facility's industrial revenue bonds and post closing payments. The Glencore 20% interest consists of (1) title to the recently added fifth potline at the Hawesville facility, (2) a 20% undivided interest in all other assets of and rights relating to the Hawesville facility, other than the original four potlines and (3) a 20% ownership in a limited liability company (the "LLC") which is responsible for operating the Hawesville facility and which holds certain intangible and other assets of the Hawesville facility (including the alumina, power supply and union contracts). In connection with the Company's financing of the Hawesville acquisition, Glencore purchased 500,000 shares of the Company's convertible preferred stock for $25,000. Each share of convertible preferred stock entitles the holder to cumulative cash dividends of 8% per annum and may be converted, at the holder's option, into the Company's common stock at $17.92 per share, see Note 8 to the Consolidated Financial Statements.

The Company's historical results of operations included in the accompanying consolidated financial statements may not be indicative of the results of operations to be expected in the future.

Principles of Consolidation The consolidated financial statements include the accounts of Century Aluminum Company and its subsidiaries, after elimination of all significant intercompany transactions and accounts. Berkeley's interest in the Mt. Holly partnership is accounted for under the equity method. There are no material undistributed earnings in the Mt. Holly partnership.

With respect to NSA, the Company has recorded the property, plant and equipment that it owns directly (potlines one through four) on a 100% basis and has recorded its 80% undivided interest in the remaining property, plant and equipment (excluding the fifth potline which is owned directly by Glencore) on a proportionate basis. In each case its interest in the property, plant and equipment including the related depreciation, is recorded in accordance with Emerging Issues Task Force ("EITF") Issue No. 00-01, "Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures." The Company has consolidated the assets and liabilities and related results of operations of the LLC and has reflected Glencore's 20% interest in the LLC as a minority interest.

Revenue Revenue is recognized when title, risk of loss and ownership passes to customers in accordance with contract terms. In some instances, the Company invoices customers prior to physical shipment of goods. In such instances, revenue is recognized only when the customer has specifically requested such treatment and has made a fixed commitment to purchase the product. The goods must be complete, ready for shipment and physically separated from other inventory with risk of ownership passing to the customer. The Company must retain no performance obligations and a delivery schedule must be obtained. Sales returns and allowances are treated as a reduction of sales and are provided for based on historical experience and current estimates.

Cash and Cash Equivalents Cash equivalents are comprised of cash and short-term investments having maturities of less than 90 days at the time of purchase. The carrying amount of cash equivalents approximates fair value.

Accounts Receivable The accounts receivable are net of an allowance for uncollectible accounts of $4,053 and $4,345 at December 31, 2002 and 2001, respectively.

Inventories The majority of the Company's inventories, including alumina and aluminum inventories, are stated at the lower of cost (using the last-in, first-out ("LIFO") method) or market. The remaining inventories (principally supplies) are valued at the lower of average cost or market.

Property, Plant and Equipment Property, plant and equipment is stated at cost. Additions, renewals and improvements are capitalized. Asset and accumulated depreciation accounts are relieved for dispositions with resulting gains or losses included in earnings. Maintenance and repairs are expensed as incurred. Depreciation of plant and equipment is provided for by the straight-line method over the following estimated useful lives:

Buildings and improvements	14 to 40 years
Machinery and equipment	5 to 22 years

The Company periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a separately identifiable, long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Intangible Asset The intangible asset consists of the power contract acquired in connection with the Hawesville acquisition. The contract value is being amortized over its term (10 years) using a method that results in annual amortization equal to the percentage of a given year's expected gross annual benefit to the total as applied to the total recorded value of the power contract. For the years ended December 31, 2002 and 2001, amortization expense totaled $26,258 and $19,694, respectively, and accumulated amortization totaled $45,952 and $19,694, respectively. The estimated intangible asset amortization expense for the next five years is as follows:

Estimated Amortization Expense:	
For the year ending 12/31/03	$ 19,710
For the year ending 12/31/04	12,448
For the year ending 12/31/05	14,600
For the year ending 12/31/06	12,914
For the year ending 12/31/07	13,686

Other Assets At December 31, 2002 and 2001, other assets consist primarily of the Company's investment in the Mt. Holly partnership, deferred financing costs, deferred pension assets, and intangible pension assets. Deferred financing costs are amortized on a straight-line basis over the life of the related financing. In 2002, the Company recorded an additional minimum liability related to employee pension plan obligations as required under Statement of Financial Accounting Standard ("SFAS") No. 87.

The Company accounts for its 49.67% interest in the Mt. Holly partnership using the equity method of accounting. Additionally, the Company's 49.67% undivided interest in certain property, plant and equipment of the Mt. Holly facility is held outside of the partnership, and while the partnership is accounted for using the equity method, the undivided interest in these assets of the facility is accounted for in accordance with the EITF Issue No. 00-01, "Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures." Accordingly, the undivided interest in these assets of the facility and the related depreciation is being accounted for on a proportionate gross basis.

Income Taxes The Company accounts for income taxes using the liability method, whereby deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In evaluating the Company's ability to realize deferred tax assets, the Company uses judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. Based on the weight of evidence, both negative and positive, including the lack of historical earnings, if it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is established.

Postemployment Benefits The Company provides certain postemployment benefits to former and inactive employees and their dependents during the period following employment, but before retirement. These benefits include salary continuance, supplemental unemployment and disability healthcare. Postemployment benefits are accounted for in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The statement requires recognition of the estimated future cost of providing postemployment benefits on an accrual basis over the active service life of the employee.

Forward Delivery Contracts and Financial Instruments The Company routinely enters into fixed and market priced contracts for the sale of primary aluminum and the purchase of raw materials in future periods. The Company also enters into fixed price financial sales contracts to be settled in cash to manage the Company's exposure to changing primary aluminum prices. These financial sales contracts have been designated as cash flow hedges as of January 1, 2001. To the extent such cash flow hedges are effective, unrealized gains and losses on the financial sales contracts are deferred in the balance sheet as accumulated other comprehensive income until the hedged transaction occurs when the realized gain or loss is recognized as revenue in the Statement of Operations. Prior to January 1, 2001, a change in market value of a financial sales contract had been recognized as a gain or loss in the period of change and recognized in the Statements of Operations as a gain or loss on forward contracts.

The Company has also entered into financial purchase contracts for natural gas to be settled in cash to manage the Company's exposure to changing natural gas prices. These financial purchase contracts have been designated as cash flow hedges as of January 1, 2001. To the extent such cash flow hedges are effective, unrealized gains and losses on the natural gas financial purchase contracts are deferred in the balance sheet as accumulated other comprehensive income until the hedged transaction occurs. Once the hedged transaction occurs, the realized gain or loss is recognized in cost of goods sold in the Statement of Operations. If future natural gas needs are revised lower than initially anticipated, the futures contracts associated with the reduction no longer qualify for deferral and are marked to market. Mark-to-market gains and losses are recorded in net gain (loss) on forward contracts in the period delivery is no longer deemed probable.

The effectiveness of the Company's hedges is measured by an historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in value of the hedged item. If high correlation ceases to exist, then gains or losses will be recorded in net gain (loss) on forward contracts. To date, high correlation has always been achieved. During 2002, the Company recognized a $189 gain for ineffective portions of hedging instruments. As of December 31, 2002, the Company had a deferred gain of $8,611 on its hedges, net of tax.

Financial Instruments The Company's financial instruments (principally receivables, payables, debt and forward financial contracts) are carried at amounts that approxi-

Pro Forma Net Income (loss) and Earnings (loss) per share

		2002	2001	2000
Net Income (loss) applicable to common shareholders	As Reported	$ (20,608)	$(15,202)	$25,305
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects		172	332	632
Deduct: Total Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(402)	(421)	(822)
Pro forma Net Income (loss)		$ (20,838)	$(15,291)	$25,115
Basic earnings (loss) per share	As Reported	$ (1.00)	$ (0.74)	$ 1.25
	Pro Forma	$ (1.01)	$ (0.75)	$ 1.24
Diluted earnings (loss) per share	As Reported	$ (1.00)	$ 0.74)	$ 1.24
	Pro Forma	$ (1.01)	$ (0.75)	$ 1.23

mate fair value. At December 31, 2002 and December 31, 2001, the Company's senior secure first mortgage notes had a carrying amount of $321.9 and $321.4 million, respectively, and an estimated fair value of $315.3 and $336.4 million, respectively.

Concentration of Credit Risk Financial instruments which potentially expose the Company to concentrations of credit risk, consist principally of cash investments and trade receivables. The Company places its cash investments with highly rated financial institutions. At times, such investments may be in excess of the FDIC insurance limit. With the sale of the fabricating businesses to Pechiney, the Company significantly reduced its customer base and thereby increased its concentrations of credit risk with respect to trade receivables. The Company routinely assesses the financial strength of its customers, but generally does not require collateral to support trade receivables.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation The Company has elected not to adopt the recognition provisions for employee stock-based compensation as permitted in SFAS No.123, "Accounting for Stock-Based Compensation." As such, the Company accounts for stock based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees." No compensation cost has been recognized for the stock option portions of the plan because the exercise price of the stock options granted were equal to the market value of the Company's stock on the date of grant. Had compensation cost for the Stock Incentive Plan been determined using the fair value method provided under SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have changed to the pro forma amounts indicated in the table above.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000:

	2002	2001	2000
Weighted average fair value per option granted during the year	$ 6.66	$ 4.04	$ 4.05
Dividends per quarter	$ 0.05	$ 0.05	$ 0.05
Risk-free interest rate	3.82%	4.55%	6.47%
Expected volatility	69%	30%	30%
Expected lives (in years)	5	5	5

New Accounting Standards In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company is currently assessing, but has not yet determined the impact of adopting SFAS No. 143 on the Company's financial position and results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement establishes standards for accounting for costs associated with disposal activities, or with exit (or restructuring) activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of the Statement are effective for exit and disposal activities that are initiated after December 31, 2002. As of December 31, 2002, the Company had not committed to any exit or disposal plans and had not recorded any liability associated with an exit or disposal plan. The Company will apply the Statement to any future exit or disposal activities.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." The Statement provides additional transition provisions for entities that voluntarily change to the fair value based method of accounting for stock-based compensation. Additionally, the Statement requires new disclosure about the effects on reported net income of the accounting policy decisions for stock-based employee compensation. The Statement requires these effects to be reported on an annual as well as interim basis. The disclosure provisions of the Statement are effective for fiscal years ended after December 15, 2002. The Company will continue to account for stock-based employee compensation in accordance with APB No. 25 "Accounting for Stock Issued to Employees." See "Stock-Based Compensation" note on page 33. The Company has adopted the Statement's additional disclosure requirements for the current period. There was no impact on the Company's consolidated statements of operations or its financial position from the adoption of SFAS No. 148.

In November 2002, FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation addresses the disclosure and reporting requirements for guarantors with regard to obligations under certain guarantees it has issued. It requires that guarantors recognize, at the inception of a guarantee, a liability for the fair value of their obligation under the guarantee. The initial recognition and measurement provisions of FIN 45 are to be applied prospectively for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for the Company as of December 31, 2002. Century has not issued or modified any guarantees subsequent to December 31, 2002. The Company has assessed the Interpretation and does not believe that FIN 45 will have a material impact on the Company's consolidated statements of operations or its financial position.

Reclassification The consolidated financial statements contain certain reclassifications of information from previously issued financial statements in order to conform to the 2002 presentation.

2. Acquisitions and Dispositions

On January 28, 2003, the Company announced that it had signed a letter of intent to purchase the 20% interest in its Hawesville, Kentucky aluminum reduction plant that is owned by Glencore. The expected purchase price is $105 million. In connection with the acquisition of Glencore's Hawesville interest, the Company will enter into a 10-year contract with Glencore under which Glencore will agree to purchase 45 million pounds, per year, of primary aluminum produced at the Ravenswood and Mt. Holly facilities, at prices based on then current markets. The Company intends to finance the purchase price with $65 million in available cash and a six-year $40 million note payable to Glencore with an interest rate of 10%. The $105 million transaction is subject to completion of definitive documents and approval by Century's Board of Directors. Closing is expected during the second quarter of 2003. Glencore is a related party and beneficially owns approximately 41.5% of Century's common stock.

Effective April 1, 2001, the Company completed the acquisition of the Hawesville facility, an aluminum reduction operation in Hawesville, Kentucky, with a capacity of 538 million pounds per year. The purchase price was $466,800 plus the assumption of $7,815 in industrial revenue bonds ("IRBs") and is subject to adjustments for contingent considerations, see Note 12. See Note 1 to the Consolidated Financial Statements for additional details relating to the Hawesville acquisition. The Company financed the Hawesville acquisition with: (i) proceeds from the sale of its Exchange Notes, see Note 5, (ii) proceeds from the sale of its Preferred Stock to Glencore, (iii) proceeds from the sale to Glencore of a 20% interest in the Hawesville facility, and (iv) available cash. The Glencore 20% interest consists of (1) title to the recently added fifth potline at the Hawesville facility, (2) a 20% undivided interest in all other assets of and rights relating to the Hawesville facility, other than the original four potlines and (3) a 20% ownership in the LLC which holds certain intangible and other assets of the Hawesville facility (the alumina, power supply, union contracts and obligations under the IRBs). Pursuant to the Owners' Agreement governing the Hawesville facility,

Glencore is responsible for reimbursing the LLC for its 20% share of operating costs, has a first right of refusal if the Company seeks to sell its 80% interest in the Hawesville facility and has certain rights regarding approval of significant matters affecting the Hawesville facility. The Company accounted for the Hawesville acquisition using the purchase method of accounting. See Note 5 to the Consolidated Financial Statements for additional information about the financing of the Hawesville acquisition.

Effective April 1, 2000, Century, through its wholly owned indirect subsidiary Berkeley, increased its 26.67% undivided interest in the property, plant and equipment comprising the Mt. Holly Facility to 49.67% by purchasing a 23% undivided interest from a subsidiary of Xstrata AG, ("Xstrata") a publicly traded Swiss company. As part of the purchase, Berkeley also acquired Xstrata's 23% interest in the general partnership which operates and maintains the Mt. Holly facility (the "Operating Partnership", and together with the Mt. Holly facility, the "Mt. Holly Assets"). Prior to Berkeley's purchase from Xstrata, it held a 26.67% interest in the Operating Partnership. Glencore is a major shareholder of Xstrata. The purchase was completed pursuant to an asset purchase agreement dated as of March 31, 2000 (the "Mt. Holly Purchase Agreement") by and between Berkeley and Xstrata. The aggregate purchase price for Xstrata's interest in the Mt. Holly Assets was $94,734. Under the terms of the Mt. Holly Purchase Agreement, Berkeley also agreed to assume certain of Xstrata's obligations and liabilities relating to the Mt. Holly Assets. Concurrent with the acquisition, the Company entered into a 10-year contract to sell to Glencore approximately 110 million pounds of primary aluminum produced at the Mt. Holly facility. During 2000 and 2001, the price was variable and determined by reference to the LME market price for primary aluminum, while the remaining eight years of the contract were at a fixed price. See Note 13 to the Consolidated Financial Statements for contract termination. The Company used available cash to complete the purchase and the acquisition was accounted for using the purchase method.

The following schedule represents the unaudited pro forma results of operations for the years ended December 31, 2001 and 2000 assuming the acquisitions occurred on January 1, 2000. The unaudited pro forma amounts may not be indicative of the results that actually would have occurred if the transactions described above had been completed and in effect for the periods indicated or the results that may be obtained in the future.

(unaudited)	*2001*	*2000*
Net sales	$ 740,846	$773,891
Net income (loss)	(14,427)	22,056
Net income (loss) applicable to common shareholders	(16,427)	20,056
Earnings (loss) per common share (Basic)	$ (0.80)	$ 0.99
Earnings (loss) per common share (Diluted)	$ (0.80)	$ 0.98

3. Inventories

Inventories, at December 31, consist of the following:

	2002	*2001*
Raw materials	$ 32,064	$ 32,075
Work-in-process	13,310	11,911
Finished goods	9,853	11,219
Operating and other supplies	21,908	20,012
	$ 77,135	$ 75,217

At December 31, 2002 and December 31, 2001, approximately 78% and 79% of inventories were valued at the lower of last-in, first-out ("LIFO") cost or market, respectively. At December 31, 2002 and December 31, 2001, the excess of LIFO cost (or market, if lower) over first-in, first-out ("FIFO") cost (or market, if lower) was approximately $1,105 and $180, respectively. Results of operations include net write-ups of $247 and net charges of $5,166 for inventory adjustments for the periods ended December 31, 2002 and December 31, 2001, respectively.

4. Property, Plant and Equipment

Property, plant and equipment, at December 31, consist of the following:

	2002	*2001*
Land and improvements	$ 13,375	$ 12,786
Buildings and improvements	39,828	37,434
Machinery and equipment	521,948	504,111
Construction in progress	8,404	12,074
	583,555	566,405
Less accumulated depreciation	(165,934)	(136,331)
	$ 417,621	$ 430,074

For the years ended December 31, 2002 and 2001, the Company recorded depreciation expense of $30,397 and $24,739, respectively.

At December 31, 2002 and 2001, the cost of property,

plant and equipment includes $148,309 and $136,877, respectively, and accumulated depreciation includes $42,323 and $35,397, respectively, representing the Company's undivided interest in the property, plant and equipment comprising the Mt. Holly facility.

At December 31, 2002 and 2001, the cost of property, plant and equipment includes $261,433 and $256,915, respectively and accumulated depreciation includes $29,619 and $12,629, respectively, representing the Company's interest in the property, plant and equipment comprising the Hawesville facility.

The Company has various operating lease commitments through 2007 relating to office space, machinery and equipment. Expenses under all operating leases were $319, $297 and $310 for the years ended December 31, 2002, 2001 and 2000, respectively. There were no non-cancelable operating leases as of December 31, 2002.

5. Debt

On January 28, 2003, the Company announced plans to purchase Glencore's Hawesville interest. The Company intends to finance a portion of the purchase price with a six-year note payable to Glencore. The principal of the note payable to Glencore is expected to be $40 million. The note is expected to have an interest rate of 10%.

Effective April 1, 2001, in connection with its acquisition of the Hawesville facility, the Company issued and sold $325,000 of its 11¾% senior secured first mortgage notes due 2008 (the "Notes") to certain institutional investors in a private placement under Rule 144A of the Securities Act of 1933. Payment obligations under the Notes are unconditionally guaranteed by all of the Company's material wholly owned direct and indirect subsidiaries (the "Guarantor Subsidiaries") and secured by mortgages and security interests granted by two of the Company's subsidiaries in all of their respective interests in the real property, plant and equipment comprising the Hawesville and Ravenswood facilities. At December 31, 2002, the Company had unamortized bond discounts on the Notes of $3,148. The indenture governing the notes contains customary covenants including limiting the Company's ability to pay dividends, incur debt, make investments, sell assets or stock of certain subsidiaries, and purchase or redeem capital stock. The Company suspended its common and preferred stock dividends beginning in the fourth quarter of 2002. This action was taken because the Company was very near the limits on allowable dividend payments under the covenants in its bond indenture. The Note guarantees rank equally in right of payment to the other senior indebtedness of the guarantors and senior in right of payment to all subordinated indebtedness of the guarantors.

In November 2001, the Company exchanged a like principal amount of 11¾% senior secured first mortgage notes due 2008 (the "Exchange Notes") for the Notes in a transaction registered under the Securities Act of 1933. The terms of the Exchange Notes are substantially similar to the Notes, except the Exchange Notes do not have the transfer restrictions and registration rights relating to the Notes. The Exchange Notes will not be listed on any securities exchange or included in any automated quotation system.

Effective April 1, 2001, the Company entered into a $100,000 senior secured revolving credit facility (the "Revolving Credit Facility") with a syndicate of banks. The Revolving Credit Facility may be used for working capital needs, capital expenditures and other general corporate purposes. Borrowings under the Revolving Credit Facility are subject to a $30,000 reserve and limited to a borrowing base based upon certain eligible inventory and receivables. During the year ended December 31, 2002, the borrowing base, less the reserve, would have permitted the Company to borrow approximately $45.0 to $55.0 million under the revolving credit facility. In connection with the proposed acquisition of Glencore's Hawesville interest, the Company's banks have agreed to make certain amendments to the revolving credit facility agreement to permit the Company to complete the acquisition and to increase the Company's borrowing base. Assuming the completion of the acquisition, the Company expects the borrowing base, less the reserve, to increase approximately $10.0 to $15.0 million. The Company is subject to customary covenants, including restrictions on capital expenditures, additional indebtedness, liens, guarantees, mergers and acquisitions, dividends, distributions, capital redemptions and investments. The Company's obligations under the Revolving Credit Facility are unconditionally guaranteed by its domestic subsidiaries (other than the LLC) and secured by a first priority security interest in all accounts receivable and inventory belonging to the Company and its subsidiary borrowers. Amounts outstanding under the Revolving Credit Facility bear interest, at the Company's option, at either a floating LIBOR rate or Fleet National Bank's base rate, in each case plus an applicable interest margin. The applicable interest margin ranges from 2.25% to 3.0% over the LIBOR rate and 0.75% to 1.5% over the base rate and is determined by certain financial measurements of the Company. The Revolving Credit Facility will mature on April 2, 2006. There were no outstanding borrowings under the Revolving Credit Facility as of December 31, 2002.

Effective April 1, 2001, in connection with its acquisition of the Hawesville facility, the Company assumed IRBs in the aggregate principal amount of $7,815. Glencore is liable for its pro rata portion of that debt and will pay a pro rata portion of service costs of the IRBs through its investment in the Hawesville facility. The IRBs mature on April 1, 2028, are secured by a Glencore letter of credit and bear interest at a variable rate not to exceed 12% per annum determined weekly based on prevailing rates for similar bonds in the bond market. The interest rate on the IRBs at December 31, 2002 was 1.90%. Interest is paid quarterly. The IRBs are classified as current liabilities because they are remarketed weekly and could be required to be repaid upon demand if there is a failed remarketing, as provided in the indenture governing the IRBs. Upon completion of the acquisition of Glencore's Hawesville interest, the Company will assume Glencore's portion of the IRB debt. The IRBs will continue to be secured by a Glencore letter of credit and the Company will provide for the servicing costs for the Glencore letter of credit.

6. Composition of Certain Balance Sheet Accounts at December 31

	2002	*2001*
Accrued and Other Current Liabilities		
Income taxes	$ 2,811	$ 7,245
Accrued bond interest	7,956	8,168
Salaries, wages and benefits	7,975	9,576
Stock compensation	269	539
Other	5,103	7,257
	$24,114	$ 32,785
Accrued Employee Benefit Costs — Current Portion		
Postretirement benefits	$ 3,766	$ 2,871
Employee benefits cost	7,124	4,330
	$10,890	$ 7,201
Other Liabilities		
Workers' compensation	$ 7,847	$ 7,162
Other	529	3,535
	$ 8,376	$ 10,697

Century of West Virginia and Century of Kentucky are self-insured for workers' compensation, except that Century of West Virginia has certain catastrophic coverage that is provided under State of West Virginia insurance programs. The liability for self-insured workers' compensation claims has been discounted at 6.5% at December 31, 2002 and at 6.0% at December 31, 2001.

The components of the liability for workers' compensation at December 31 are as follows:

	2002	*2001*
Undiscounted liability	$ 14,817	$ 13,398
Less discount	4,601	3,871
	$ 10,216	$ 9,527

7. Pension and Other Postretirement Benefits

Pension Benefits The Company maintains noncontributory defined benefit pension plans for its Ravenswood facility and substantially all of the Company's salaried employees. For salaried employees, plan benefits are based primarily on years of service and average compensation during the later years of employment. For hourly employees at the Ravenswood facility, plan benefits are based primarily on a formula that provides a specific benefit for each year of service. The Company's funding policy is to contribute annually an amount based upon actuarial and economic assumptions designed to achieve adequate funding of the projected benefit obligations and to meet the minimum funding requirements of ERISA. Plan assets consist principally of U.S. equity securities, growth funds and fixed income accounts. In addition, the Company provides supplemental executive retirement benefits ("SERB") for certain executive officers.

The hourly employees at the Hawesville facility are part of a USWA sponsored multi-employer plan. The Company's contributions to the plan are determined at a fixed rate per hour worked. During the year ended December 31, 2002 and 2001, the Company contributed $1,467 and $771, respectively, to the plan, and had no outstanding liability at year end.

As of December 31, 2002, the Company's accumulated pension benefit obligation exceeded the fair value of the pension plan assets at year end. Under current accounting guidance, the Company was required to record a minimum pension liability at year end of $7.4 million, after tax, with a corresponding charge to other comprehensive income. In the future, the amount of the minimum pension liability will vary depending on changes in market conditions, performance of pension investments, and the level of company contributions to the pension plans. The Company will evaluate and adjust the minimum pension liability on an annual basis.

Other Postretirement Benefits (OPEB) In addition to providing pension benefits, the Company provides certain healthcare and life insurance benefits for substantially all retired employees. The Company accounts for these plans in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires the Company to accrue the estimated cost of providing postretirement benefits during the working careers of those employees who could become eligible for such benefits when they retire. The Company funds these benefits as the retirees submit claims.

The change in benefit obligations and change in plan assets as of December 31 are as follows:

	2002		*2001*	
	Pension	*OPEB*	*Pension*	*OPEB*
Change in benefit obligation				
Benefit obligation at beginning of year	$ 47,644	$ 83,775	$ 42,100	$ 52,645
Service cost	3,001	3,019	2,501	2,879
Interest cost	3,554	6,229	3,149	5,237
Acquisition of businesses	—	—	—	18,562
Plan changes	739	—	3,767	—
(Gains) losses	6,231	14,736	(1,194)	7,250
Benefits paid	(2,727)	(3,724)	(2,679)	(2,798)
Benefit obligation at end of year	$ 58,442	$ 104,035	$ 47,644	$ 83,775
Change in plan assets				
Fair value of plan assets at beginning of year	$ 39,878	$ —	$ 39,822	$ —
Actual return on plan assets	(3,801)	—	(1,519)	—
Employer contributions	5,032	3,724	4,254	2,798
Benefits paid	(2,727)	(3,724)	(2,679)	(2,798)
Fair value of assets at end of year	$ 38,382	$ —	$ 39,878	$ —
Funded status of plans				
Funded status	$ (20,060)	$ (104,035)	$ (7,766)	$ (83,775)
Unrecognized actuarial gain (loss)	16,183	31,011	2,644	17,014
Unrecognized transition obligation	408	—	581	—
Unrecognized prior service cost	7,135	(1,399)	7,601	(1,737)
Net asset (liability) recognized	$ 3,666	$ (74,423)	$ 3,060	$ (68,498)
Amounts Recognized in the Statement of Financial Position				
Prepaid Benefit Cost	$ —	$ —	$ 8,698	$ —
Accrued Benefit Liability	(14,752)	(74,423)	(5,638)	(68,498)
Intangible Asset	6,797	—	—	—
Accumulated Other Comprehensive Income	11,621	—	—	—
Net Amount Recognized	$ 3,666	$ (74,423)	$ 3,060	$ (68,498)

The hourly pension plan for the employees of the Ravenswood facility had a projected benefit obligation, accumulated benefit obligation, and fair value of plan assets of $34,941, 34,282 and 30,512, respectively, as of December 31, 2002 and $30,867, 30,867 and 33,495, respectively, as of December 31, 2001. The salaried pension plan and SERB had an aggregate projected benefit obligation, aggregate accumulated benefit obligation, and fair value of plan assets of $23,501, 18,851 and 7,870, respectively, as of December 31, 2002 and $16,777, 10,408 and 6,383, respectively, as of December 31, 2001. There are no plan assets in the SERB due to the nature of the plan.

Net periodic benefit costs were comprised of the following elements:

	Year Ended December 31,					
	2002		2001		2000	
	Pension	OPEB	Pension	OPEB	Pension	OPEB
Service cost	$ 3,001	$ 3,019	$ 2,501	$ 2,879	$ 1,212	$ 1,697
Interest cost	3,554	6,229	3,149	5,237	2,719	3,658
Expected return on plan assets	(3,554)	—	(3,663)	—	(3,601)	—
Net amortization and deferral	1,425	401	1,226	339	416	207
Net periodic cost	$ 4,426	$ 9,649	$ 3,213	$ 8,455	$ 746	$ 5,562

The following assumptions were used in the actuarial computations at December 31:

	2002	2001	2000
Discount rate	6.50%	7.25%	7.25%
Rate of increase in future compensation levels			
Hourly pension plan	4.00%	4.00%	4.00%
Salaried pension plan	4.00%	4.00%	4.00%
Long term rate of return on pension plan assets	9.00%	9.00%	9.00%

For measurement purposes, medical cost inflation is initially 10%, declining to 5% over six years and thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care benefit obligations. A one-percentage-point change in the assumed health care cost trend rates would have had the following effects in 2002:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$ 1,958	$ (1,505)
Effect on accumulated postretirement benefit obligation	$ 16,234	$(12,912)

The Company sponsors a tax-deferred savings plan under which eligible employees may elect to contribute specified percentages of their compensation with the Company providing matching contributions of 60% of the first 6% of a participant's annual compensation contributed to the savings plan. One half of the Company's contribution is invested in the common stock of Century and one half of the Company's contribution is invested based on employee election. Company contributions to the savings plan were $607, $484 and $241 for the years ended December 31, 2002, 2001 and 2000, respectively. Shares of common stock of the Company may be sold at any time. Employees are considered fully vested in the plan upon completion of two years of service. A year of service is defined as a plan year in which the employee works at least 1,000 hours.

8. Shareholders' Equity

Preferred Stock Under the Company's Restated Certificate of Incorporation, the Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock, with a par value of one cent per share, in one or more series. The authorized but unissued preferred shares may be issued with such dividend rates, conversion privileges, voting rights, redemption prices and liquidation preferences as the Board of Directors may determine, without action by shareholders.

On April 2, 2001, the Company issued to Glencore 500,000 shares of its 8.0% cumulative convertible preferred stock (the "Preferred Stock") for a cash purchase price of $25,000. The Preferred Stock has a par value per share of $0.01, a liquidation preference of $50 per share and ranks junior to the Exchange Notes, the IRBs, borrowings under the Revolving Credit Facility and all of the Company's other existing and future debt obligations. Following is a summary of the principal terms of the Preferred Stock:

- **Dividends.** The holders of the Preferred Stock are entitled to receive fully cumulative cash dividends at the rate of 8% per annum per share accruing daily and payable when declared quarterly in arrears.

- **Optional Conversion.** Each share of Preferred Stock may be converted at any time, at the option of the holder, into shares of the Company's common stock, at a price of

$17.92, subject to adjustment for stock dividends, stock splits and other specified corporate actions.

- **Voting Rights.** The holders of Preferred Stock have limited voting rights to approve: (1) any action by the Company which would adversely affect or alter the preferences and special rights of the Preferred Stock, (2) the authorization of any class of stock ranking senior to, prior to or ranking equally with the Preferred Stock, and (3) any reorganization or reclassification of the Company's capital stock or merger or consolidation of the Company.

- **Optional Redemption.** After the third anniversary of the issue date, the Company may redeem the Preferred Stock, at its option, for cash at a price of $52 per share, plus accrued and unpaid dividends to the date of redemption, declining ratably to $50 per share at the end of the eighth year.

- **Transferability.** The Preferred Stock is freely transferable in a private offering or any other transaction which is exempt from, or not subject to, the registration require ments of the Securities Act of 1933 and any applicable state securities laws.

On October 22, 2002, the Company announced that it would suspend its common and preferred stock dividends beginning in the fourth quarter of 2002. The action was taken because the Company was very near the limits on allowable dividend payments under the covenants in its bond indenture and due to current economic conditions. In accordance with current accounting guidance, no liability for cumulative preferred dividends is recorded until the dividends are declared. As of December 31, 2002, the Company had total cumulative preferred dividend arrearages of $500 or $1.00 per preferred stock share.

9. Stock Based Compensation

1996 Stock Incentive Plan The Company adopted the 1996 Stock Incentive Plan (the "Stock Incentive Plan") for the purpose of awarding performance share units and granting qualified incentive stock options and nonqualified stock options to salaried officers and other key employees of the Company. The Stock Incentive Plan has a term of 10 years from its effective date. The number of shares available under the Stock Incentive Plan is 2,000,000. Granted stock options vest one-third on the grant date and an additional one-third on each of the first and second anniversary dates, and have a term of 10 years.

The Company awarded 460,000 service-based performance share units at the time of the initial public offering and 60,500 units during 2000, for no consideration. In addition, 20,182 performance based shares were awarded and were charged to expense in 2001. The service based performance share units represent the right to receive common stock, on a one-for-one basis on their vesting dates. The value of the service based performance share units is $13 per share for the initial award, and $13.92 per share and $12.86 per share for the units awarded in 2001 and 2000, respectively. The value of the 460,000 units granted in 1996 was charged to compensation expense over their five-year vesting period, which was one-third at the end of each of the third, fourth and fifth anniversary dates. The value of the 60,500 units granted in 2000 is being charged to compensation expense over their three-year vesting period which is one-third at January 1, 2001, 2002 and 2003, respectively. During 2001, the final one-third (156,836) of the service based performance shares became vested and were converted to Common Stock.

The Stock Incentive Plan, as presently administered, provides for additional grants upon the passage of time or the attainment of certain established performance goals. As of December 31, 2002, approximately 361,000 performance share units have been authorized and will vest upon the attainment of the performance goals.

The Company recognized $269, $519 and $988 of expense related to the Stock Incentive Plan in 2002, 2001 and 2000, respectively. The service based performance share units do not affect the issued and outstanding shares of common stock until conversion at the end of the vesting periods. However, the service based performance share units are considered common stock equivalents and therefore are included, using the treasury stock method, in average common shares outstanding for diluted earnings per share computations. Goal based performance share units are not considered common stock equivalents until it becomes probable that performance goals will be obtained.

Non-Employee Directors Stock Option Plan The Company adopted a non-employee directors' stock option plan for the purpose of granting non-qualified stock options to non-employee directors. The number of shares available under this plan is 200,000, of which options for 137,000 shares have been awarded. The initial options vest one-third on the grant date and an additional one-third on each of the first and second anniversary dates. Subsequent options vest one-fourth each calendar quarter. Each option granted under this plan will be exercisable for a period of ten years from the date of grant.

A summary of the status of the Company's Stock Incentive Plan and the Non-Employee Directors Stock Option Plan as of December 31, 2002, 2001 and 2000 and changes during the year ended on those dates is presented below:

	2002		2001		2000	
Options	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	595,267	$ 12.82	603,600	$ 12.77	530,200	$ 13.19
Granted	96,600	11.05	34,500	13.60	73,400	10.45
Exercised	(667)	8.15	(35,333)	12.55	—	—
Forfeited	—	—	(7,500)	13.78	—	—
Outstanding at end of year	691,200	$ 12.58	595,267	$ 12.82	603,600	$ 12.77

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	*Number Outstanding at 12/31/02*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Number Exercisable at 12/31/02*	*Weighted Average Exercise Price*
$14.50 to $16.72	74,000	6.1 years	$ 15.58	59,500	$ 15.66
$11.50 to $14.49	510,150	4.0 years	$ 13.08	483,750	$ 13.04
$ 7.03 to $11.49	107,050	8.7 years	$ 8.10	72,050	$ 8.15
	691,200			615,300	

The following table provides summarized information for securities authorized for issuance under equity compensation plans.

Plan Category	*Number of shares to be issued upon exercise of outstanding options*	*Weighted Average Exercise Price*	*Number of Shares remaining available for future issuance under equity compensation plans, excluding outstanding options*
Equity compensation plans approved by security holders [(1)] [(2)]	691,200	$ 12.58	683,738
Equity compensation plans not approved by security holders	—	—	—
Total	691,200	$ 12.58	683,738

(1) All equity compensation plan information presented in this table relates to the following plans approved by the Company's shareholders:
1996 Stock Incentive Plan
Non-Employee Directors Stock Option Plan

(2) Includes 381,202 unvested shares which have been awarded pursuant to the Company's 1996 Stock Incentive Plan (the "Plan"), of which 20,168 are restricted shares and 361,034 are performance shares. The restricted shares and performance shares each vest and are issued in accordance with the guidelines set forth in the Plan, as implemented by the Company's Board of Directors.

10. Earnings (Loss) Per Share

Basic earnings per common share ("EPS") amounts are computed by dividing earnings after the deduction of preferred stock dividends by the average number of common shares outstanding. The Company announced that it would suspend its common and preferred stock dividends beginning in the fourth quarter of 2002. However, in accordance with current accounting guidance, for the purpose of calculating EPS, the cumulative preferred stock dividends accumulated for the period were deducted from net income, as if declared. Diluted EPS amounts assume the issuance of common stock for all potentially dilutive common shares outstanding. Basic and diluted earnings (loss) per share for income (loss) applicable to common shareholders for the years ended December 31, 2002, 2001 and 2000 are as follows (shares in thousands):

	2002	*2001*	*2000*
Basic earnings (loss) per share:			
Numerator:			
Net income (loss) applicable to common shareholders	$(20,608)	$(15,202)	$25,305
Denominator:			
Average common shares outstanding	20,555	20,473	20,308
Basic earnings (loss) per share	$ (1.00)	$ (0.74)	$ 1.25
Diluted earnings (loss) per share:			
Numerator:			
Net income (loss) applicable to common shareholders	$(20,608)	$(15,202)	$25,305
Denominator:			
Average common shares outstanding	20,555	20,473	20,308
Effect of dilutive securities:			
Stock options and performance awards	—	—	170
Common shares outstanding, assuming dilution	20,555	20,473	20,478
Diluted earnings (loss) per share	$ (1.00)	$ (0.74)	$ 1.24

There were 691,200 and 595,267 shares of common stock issuable under the Company's stock option plan that were excluded in 2002 and 2001, respectively, from the computation of dilutive EPS because of their antidilutive effect. In addition, convertible preferred stock, convertible at the holder's option into Company common stock at $17.92 per share was not included in the computation of dilutive EPS because of their antidilutive effect.

11. Income Taxes

Significant components of the income tax expense from continuing operations consist of the following:

	Year Ended December 31,		
	2002	*2001*	*2000*
Federal:			
Current benefit (expense)	$ 20,004	$ (1,417)	$ 656
Deferred (expense) benefit	(7,486)	8,840	(10,101)
State:			
Current benefit (expense)	(913)	(197)	491
Deferred (expense) benefit	2,521	1,308	(2,347)
Total income tax benefit (expense)	$ 14,126	$ 8,534	$ (11,301)

Income tax expense for the years ended December 31, 2002, 2001 and 2000 includes reductions in estimated income taxes payable of $1,500, $0, and $2,400, respectively.

A reconciliation of the statutory U.S. Federal income tax rate to the effective income tax rate on income (loss) from continuing operations is as follows:

	2002	*2001*	*2000*
Federal statutory rate	35%	35%	35%
Effect of:			
Permanent differences	—	—	1
State taxes, net of Federal benefit	3	3	3
Minority Interest	(5)	(5)	—
Other	4	—	(8)
	37%	33%	31%

Permanent differences primarily relate to the Company's meal and entertainment disallowance and other nondeductible expenses.

Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

	2002	2001
Federal		
Deferred federal tax assets:		
Accrued postretirement benefit cost	$ 9,868	$ 8,273
Accrued liabilities	8,482	4,133
Federal NOL carried forward	3,389	26,796
Pension	6,118	—
Inventory write-down	2,780	3,832
General business credit	165	165
Deferred federal tax assets	30,802	43,199
Deferred federal tax liabilities:		
Tax over financial statement depreciation	(68,007)	(69,572)
Equity contra – other comprehensive income	(4,534)	(3,412)
Inventory basis	—	(4,866)
Net deferred federal tax liability	(41,739)	(34,651)
State		
Deferred state tax assets:		
Accrued postretirement benefit cost	1,410	1,182
Accrued liabilities	941	290
Inventory write-down	397	547
State NOL carried forward	2,133	2,133
Pension	874	—
Deferred state tax assets	5,755	4,152
Deferred state tax liabilities:		
Tax over financial statement depreciation	(9,715)	(9,938)
Equity contra – other comprehensive income	(648)	(289)
Inventory basis	—	(695)
Net deferred state tax liability	(4,608)	(6,770)
Net deferred tax liability	$ (46,347)	$(41,421)

Of the $46,347 net deferred tax liability at December 31, 2002, $4,971 is included in current liabilities. Of the $41,421 net deferred tax liability at December 31, 2001, $1,879 is included in current liabilities. At December 31, 2002, the Company has a $10.0 million federal net operating loss that expires in 2023. Additionally, the Company has various state net operating loss carryforwards totaling $42.0 million which begin to expire in 2010.

12. Contingencies and Commitments

Environmental Contingencies

The Company believes it does not have environmental liabilities that are likely to have a material adverse effect on the Company. However, there can be no assurance that future requirements at currently or formerly owned properties will not result in liabilities which may have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Century of West Virginia is performing certain remedial measures at its Ravenswood Facility pursuant to a RCRA 3008(h) order issued by the Environmental Protection Agency ("EPA") in 1994 (the "3008(h) Order"). Century of West Virginia also conducted a RCRA facility investigation ("RFI") under the 3008(h) Order evaluating other areas at Ravenswood that may have contamination requiring remediation. The RFI was submitted to the EPA in December 1999. Century of West Virginia, in consultation with the EPA, has completed interim remediation measures at two sites identified in the RFI, and the Company expects that neither the EPA, nor the State of West Virginia will require further remediation under the 3008(h) Order. The Company believes a significant portion of the contamination on the two identified sites is attributable to the operations of Kaiser Aluminum and Chemical ("Kaiser"), the prior owner, and will be the financial responsibility of that owner, as discussed below.

Kaiser owned and operated the Ravenswood facility for approximately 30 years prior to its acquisition by Century of West Virginia. Many of the conditions that Century of West Virginia is remedying exist because of activities that occurred during Kaiser's ownership and operation. Under the terms of the agreement to purchase the Ravenswood Facility ("Kaiser Purchase Agreement"), Kaiser retained the responsibility to pay the costs of cleanup of those conditions. In addition, Kaiser retained title to certain land within the Ravenswood premises and is responsible for those areas. On February 12, 2002, Kaiser and certain wholly owned subsidiaries filed voluntary petitions under Chapter 11 of the Federal Bankruptcy Code ("Kaiser Bankruptcy"). While the Company believes the Kaiser Bankruptcy will not relieve Kaiser of its obligations to do remediation work under government orders, the ultimate outcome of the Kaiser Bankruptcy is uncertain. Nevertheless, the Company does not expect the Kaiser Bankruptcy to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Under the terms of the agreement to sell its fabricating businesses to Pechiney (the "Pechiney Agreement"), the Company and Century of West Virginia provided Pechiney with certain indemnifications. Those include the assignment of certain of Century of West Virginia's indemnification rights under the Kaiser Purchase Agreement (with respect to the real property transferred to Pechiney) and the Company's indemnification rights under its stock purchase agreement with Alcoa relating to the Company's purchase of Century Cast Plate, Inc. The Pechiney Agreement provides further indemnifications, which are limited, in general, to pre-closing conditions that were not disclosed to Pechiney and to off-site migration of hazardous substances from pre-closing acts or omissions of Century of West Virginia. Environmental indemnifications under the Pechiney Agreement expire September 20, 2005 and are payable only to the extent they exceed $2,000. The Company does not believe that there are any undisclosed pre-closing conditions or known off-site migration of hazardous substances, and does not believe that it will be required to make any potential future payments under this indemnification. However, the potential future payments under this indemnification would be limited to $25,000 for on-site liabilities and there is no limit on potential future payments for any off-site liabilities.

On July 6, 2000, while the Hawesville aluminum reduction facility was owned by Southwire Company, the EPA issued a final Record of Decision ("ROD") which detailed response actions to be implemented at several locations at the Hawesville site to address actual or threatened releases of hazardous substances. The ROD was issued under the federal Comprehensive Environmental Response, Compensation and Liability Act. Those actions include:

- removal and off-site disposal at approved landfills of certain soils contaminated by polychlorinated biphenyls ("PCBs");
- management and containment of soils and sediments with low PCB contamination in certain areas on-site; and
- the continued extraction and treatment of cyanide contaminated ground water using the existing ground water treatment system.

Under the Company's agreement with Southwire to purchase the Hawesville facility, Southwire indemnified the Company against all on-site environmental liabilities known to exist prior to the closing of the acquisition, including all remediation, operation and maintenance obligations under the ROD. The total costs for the remedial actions to be undertaken and paid for by Southwire relative to these liabilities are estimated under the ROD to be $12,600 and the forecast of annual operating and maintenance costs is $1,200. Century will operate and maintain the ground water treatment system required under the ROD on behalf of Southwire, and Southwire will reimburse Century for any expense that exceeds $400 annually. Under the terms of the Company's agreements with Glencore relating to the Company's ownership and operation of the Hawesville Facility, Glencore will share pro rata in any environmental costs (net of any amounts available under the indemnity provisions in the Company's stock purchase agreement with Southwire) associated with the Hawesville Facility.

If on-site environmental liabilities relating to pre-closing activities at Hawesville that were not known to exist as of the date of the closing of the acquisition, become known before March 31, 2007, the Company and Glencore, based on each company's respective percentage interests in the Hawesville Facility, will share the costs of remedial action with Southwire on a sliding scale depending on the year the claim is brought. Any on-site environmental liabilities arising from pre-closing activities which do not become known until on or after March 31, 2007 will be the responsibility of Glencore and the Company. In addition, the Company and Glencore will be responsible for a pro rata portion of any post-closing environmental costs which result from a change in environmental laws after the closing or from their own activities, including a change in the use of the facility. Upon completion of the acquisition of Glencore's Hawesville interest, the Company will assume Glencore's responsibilities for the environmental liabilities with respect to the Hawesville facility.

The Company acquired the Hawesville facility by purchasing all of the outstanding equity securities of Metalsco Ltd., which was a wholly owned subsidiary of Southwire. Metalsco previously owned certain assets which are unrelated to the Hawesville plant's operations, including the stock of Gaston Copper Recycling Corporation ("Gaston"), a secondary metals reduction facility in South Carolina. Gaston has numerous liabilities related to environmental conditions at its reduction facility. Gaston and all other non-Hawesville assets owned at any time by Metalsco were identified in the Company's agreement with Southwire as unwanted property and were distributed to Southwire prior to the closing of the Hawesville acquisition. Southwire indemnified the Company for all liabilities related to the unwanted property. Southwire also retained ownership of certain land adjacent to the Hawesville facility containing Hawesville's former potliner disposal areas, which are the sources of cyanide contamination in the facility's groundwater. Southwire retained full responsibility for this land, which was never owned by Metalsco and is located on the north boundary of the Hawesville site. In addition, Southwire indemnified the Company against all risks associated with off-site hazardous material disposals by the Hawesville plant which pre-date the closing of the acquisition.

Southwire has secured its indemnity obligations to the Company for environmental liabilities until April 1, 2008 by posting a $15,000 letter of credit issued in the Company's favor, with an additional $15,000 to be posted if Southwire's net worth drops below a pre-determined level during that period. The Company's indemnity rights under the agreement are shared pro rata with Glencore. The amount of security Southwire provides may increase (but not above $15,000 or $30,000, as applicable) or decrease (but not below $3,000) if certain specified conditions are met. The Company cannot be certain that Southwire will be able to meet its indemnity obligations. In that event, under certain environmental laws which impose liability regardless of fault, the Company may be liable for any outstanding remedial measures required under the ROD and for certain liabilities related to the unwanted properties. If Southwire fails to meet its indemnity obligations or if the Company's shared or assumed liability is significantly greater than anticipated, the Company's financial condition, results of operations and liquidity could be materially adversely affected.

Century is a party to an Administrative Order on Consent with the Environmental Protection Agency (the "Order") pursuant to which all other past and present owners of an alumina facility at St. Croix, Virgin Islands have agreed to carry out a Hydrocarbon Recovery Plan to remove and manage oil floating on top of groundwater underlying the facility. Pursuant to the Hydrocarbon Recovery Plan, recovered hydrocarbons and groundwater will be delivered to the adjacent petroleum refinery where they will be received and managed. The owner of the petroleum refinery will pay the parties participating in the recovery effort the fair market value of the petroleum hydrocarbon recovered. Lockheed Martin Corporation ("Lockheed"), which sold the facility to one of the Company's affiliates, Virgin Islands Alumina Corporation ("Vialco"), in 1989, has tendered indemnity and defense of this matter to Vialco pursuant to terms of the Lockheed–Vialco Asset Purchase Agreement. Management does not believe Vialco's liability under the Order or its indemnity to Lockheed will have a material adverse effect on the Company's financial condition, results of operations, or liquidity. The Company's best estimate of the future potential payments under this indemnification is approximately $500. However, under the indemnification, there is no limit to the potential future payments.

It is the Company's policy to accrue for costs associated with environmental assessments and remedial efforts when it becomes probable that a liability has been incurred and the costs can be reasonably estimated. The aggregate environmental related accrued liabilities were $1,370 and $1,800 at December 31, 2002 and December 31, 2001, respectively. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, such costs are expensed as incurred.

Because of the issues and uncertainties described above, and the Company's inability to predict the requirements of the future environmental laws, there can be no assurance that future capital expenditures and costs for environmental compliance will not have a material adverse effect on the Company's future financial condition, results of operations, or liquidity. Based upon all available information, management does not believe that the outcome of these environmental matters, or environmental matters concerning Mt. Holly, will have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

Legal Contingencies Century was a named defendant, along with Kaiser and many other companies, in civil actions brought by employees of third party contractors prior to the Kaiser Bankruptcy who allege asbestos-related diseases arising out of exposure at facilities where they worked, including Ravenswood. All of the actions relating to the Ravenswood facility have been settled with respect to the Company and as to Kaiser. Only 14 plaintiffs were able to show they had been on the Ravenswood premises during the period the Company owned the plant, and the Company has agreed to settle all of those claims for non-material amounts. The Company is awaiting receipt of final documentation of those settlements and the entry of dismissal orders. The Company does not expect the Kaiser Bankruptcy will have any effect on the settlements it has reached on those asbestos claims. Since the Kaiser Bankruptcy, the Company has been named in an additional 61 civil actions based on similar allegations. The Company does not know if any of the 61 claimants were in the Ravenswood facility during the Company's ownership, but the Company will investigate such claims. Management believes that the costs of investigation or settlements, if any, will be immaterial.

The Company has pending against it or may be subject to various other lawsuits, claims and proceedings related primarily to employment, commercial, environmental and safety and health matters. Although it is not presently possible to determine the outcome of these matters, management believes their ultimate disposition will not have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

Power Commitments The Company purchases all of the electricity requirements for the Ravenswood facility from Ohio Power Company, a unit of American Electric Power Company, pursuant to a fixed price power supply agreement. That agreement expires on July 31, 2003. On May 3, 2002, the Company signed a new contract to purchase electric power for its Ravenswood facility from Ohio Power. The new agreement is effective August 1, 2003, when the Company's current power contract with Ohio Power expires. The new contract will provide power for the Ravenswood facility at competitive rates under a GS-4 schedule approved by the Public Utilities Commission of Ohio. The GS-4 schedule is due to expire on December 31, 2005.

The Hawesville facility currently purchases all of its power from Kenergy Corporation at fixed prices. Approximately 14% of the Hawesville facility's power requirements were unpriced in calendar year 2003 through 2005. The unpriced portion of the contract increases to approximately 26% in 2006. On June 26, 2002, the Company entered into a fixed price power supply agreement for the 14% of the power that was unpriced for calendar year 2003.

The Mt. Holly facility purchases all of its power from the South Carolina Public Service Authority at rates fixed by published schedules. One of those schedules is a fuel adjustment clause which permits the Authority to pass through charges or credits to the extent its actual costs vary from those costs in the formula set in the Fuel Cost Adjustment Clause. The Mt. Holly power contract expires December 31, 2005.

Equipment failures at the Ravenswood, Mt. Holly or Hawesville facilities could limit or shut down the Company's production for a significant period of time. In order to minimize the risk of equipment failure, the Company follows a comprehensive maintenance and loss prevention program and periodically reviews its failure exposure.

The Company is subject to losses associated with equipment shutdowns, caused by the loss or interruption of electrical power, as well as by labor shortages and catastrophic events. Power interruptions may have a material adverse effect on the Company's business because it uses large amounts of electricity in the primary aluminum production process. Any loss of power which causes an equipment shutdown can result in the hardening or "freezing" of molten aluminum in the pots where it is produced. If this occurs, significant losses can occur if the pots are damaged and require repair or replacement, a process that could limit or shut down the Company's production operations for a significant period of time. Certain shutdowns not covered by insurance could be a default under the revolving credit facility. Century's insurance does not cover losses resulting from a power loss due solely to lack of sufficient electrical power resulting from unusually high usage in the regions. No assurance can be given that a material shutdown will not occur in the future or that such a shutdown would not have a material adverse effect on the Company.

Although the Company maintains property damage insurance to provide for the repair or replacement of damaged equipment or property, as well as business interruption insurance to mitigate losses resulting from any equipment failure or production shutdown caused by a catastrophic event, the Company may still be required to pay significant amounts under the deductible provisions of those insurance policies. In addition, coverage may not be sufficient to cover all losses which result from a catastrophic event. Furthermore, Century maintains insurance to cover losses resulting from damage to the Company's power suppliers' facilities, or transmission lines that would cause an interruption of the power supply to the Company's facilities. This insurance contains large deductibles and self-insured amounts and does not cover losses resulting from a power loss due solely to lack of sufficient electrical power resulting from unusually high usage in the regions. Century renewed its property and business interruption insurance policies in April 2002 for one year. As expected, premiums increased significantly in the aftermath of September 11 and the policies contain much higher deductibles and self-insured amounts.

Labor Commitments Century of West Virginia's hourly employees, who comprise 39% of the Company's workforce, are represented by the USWA and are currently working under a four-year labor agreement that would have expired May 31, 2003. On March 8, 2002, the labor agreement was extended through May 31, 2006.

The Hawesville LLC's hourly employees, who comprise 41% of the Company's workforce, are represented by the

USWA and are currently working under a five-year labor agreement effective April 1, 2001.

Other Commitments The Company may be required to make post-closing payments to Southwire up to an aggregate maximum of $7,000 if the price of primary aluminum on the London Metals Exchange ("LME") exceeds specified levels during the seven years following closing of the Hawesville acquisition. Glencore will be responsible for its pro-rata portion of any post-closing payments made to Southwire.

13. Forward Delivery Contracts and Financial Instruments

As a producer of primary aluminum products, the Company is exposed to fluctuating raw material and primary aluminum prices. The Company routinely enters into fixed and market priced contracts for the sale of primary aluminum and the purchase of raw materials in future periods.

In connection with the sale of its aluminum fabricating businesses to Pechiney in September 1999, the Company entered into a Molten Aluminum Purchase Agreement (the "Pechiney Metal Agreement") with Pechiney through July 31, 2003. This contract will be automatically extended through July 31, 2007 provided that the Company's power contract is extended through that date. Pursuant to the Pechiney Metal Agreement, Pechiney purchases, on a monthly basis, at least 23.0 million pounds and no more than 27.0 million pounds of molten aluminum at a variable price determined by reference to the U.S. Midwest Market Price. After July 31, 2003, Pechiney will have the right, upon 12 month's notice, to reduce its purchase obligations under the contract by 50%.

Concurrent with the Company's purchase of an additional 23% interest in the Mt. Holly facility from Xstrata, effective April 1, 2000, the Company entered into a ten-year agreement with Glencore (the "Glencore Metal Agreement") to sell approximately 110 million pounds of primary aluminum products per year. Selling prices of the Glencore Metal Agreement through December 31, 2001 were determined by a market-based formula while the remaining eight years are at a fixed price as defined in the agreement. In January 2003, the Company agreed to terminate the contract for delivery of metal for the years 2005 through 2009. The Company will enter into a new 110 million pound contract which will include delivery of metal for the years 2005 through 2009 from the Mt. Holly facility at prices based on the then current market. The price will remain at a fixed price for the years 2003 and 2004. In consideration of the above, the Company will receive $35 million. Because the contract was terminated, delivery on the contract under its original fixed price terms is no longer probable. Accordingly, the contract will no longer qualify as normal under SFAS 133, as amended, and the entire contract (including 2003 and 2004) will be marked-to-market in the first quarter of 2003 with subsequent gains and losses reported in the statement of operations.

In connection with the Hawesville acquisition in April 2001, the Company entered into a 10-year contract with Southwire (the "Southwire Metal Agreement") to supply 240 million pounds of high-purity molten aluminum annually to Southwire's wire and cable manufacturing facility located adjacent to the Hawesville facility. Under this contract, Southwire will also purchase 60 million pounds of standard grade molten aluminum each year for the first five years of the contract, with an option to purchase an equal amount in each of the remaining five years. Assuming the option is exercised, this represents approximately 56% of the production capacity of the Hawesville facility through the duration of the contract. The Company and Glencore will each be responsible for providing a pro rata portion of the aluminum supplied to Southwire under this contract. The price for the molten aluminum to be delivered to Southwire from the Hawesville Facility is variable and will be determined by reference to the U.S. Midwest Market Price. This agreement expires on December 31, 2010, and will automatically renew for additional five-year terms, unless either party provides 12 month's notice that it has elected not to renew. Upon completion of the acquisition of the remaining 20 percent of the Hawesville facility, the Company will assume Glencore's share of Southwire Metal Agreement.

Apart from the Pechiney Metal Agreement, Glencore Metal Agreement and Southwire Metal Agreement, the Company had forward delivery contracts to sell 329.0 million pounds and 377.1 million pounds of primary aluminum at December 31, 2002 and December 31, 2001, respectively. Of these forward delivery contracts, 0.3 million pounds and 25.5 million pounds at December 31, 2002 and December 31, 2001, respectively, were with the Glencore Group.

The Company was party to a long-term supply agreement with Alcoa to purchase alumina through the end of 2006. The contract was unpriced from 2002 through 2006. The Company negotiated pricing with both Alcoa and Glencore which resulted in a more competitive agreement with Glencore. The new long-term supply agreements with Glencore, which replaced the Alcoa alumina agreement, will extend through 2006. These new agreements provide that Glencore will supply a fixed quantity of alumina at prices determined by a market-based formula. In addition, as part of its acquisition of an additional 23% interest in the Mt. Holly facility, the Company assumed an alumina supply agreement with Glencore for its alumina requirements relative to the additional interest. This agreement terminates in 2008 and is priced with a market-based formula. As part of its acquisition of the Hawesville facility, the Company assumed a market based alumina supply agreement (the "Supply Agreement") with Kaiser Aluminum & Chemical Corporation ("Kaiser") which expires in 2005. In connection with its ongoing Chapter 11 bankruptcy proceedings, Kaiser filed a motion for an Order Authorizing the Assumption of Certain Critical Customer Supply Contracts (the "Motion"). The Motion was granted by the Bankruptcy Court on August 27, 2002. As a result, Kaiser has assumed the Supply Agreement and cured all existing defaults thereunder.

To mitigate the volatility in its unpriced forward primary aluminum sales contracts, the Company enters into fixed price financial sales contracts, which settle in cash in the period corresponding to the intended delivery dates of the forward delivery contracts. At December 31, 2002 and December 31, 2001, the Company had financial instruments, primarily with the Glencore Group, for 181.0 million pounds and 248.8 million pounds, respectively. These financial instruments are scheduled for settlement at various dates through 2003. The Company had no fixed price financial or delivery purchase contracts for aluminum at December 31, 2002. Additionally, to mitigate the volatility of the natural gas markets, the Company enters into fixed price financial purchase contracts, which settle in cash in the period corresponding to the intended usage of natural gas. At December 31, 2002, the Company had financial instruments for 1.5 million DTHs (one decatherm is equivalent to one million British Thermal Units). These financial instruments are scheduled for settlement at various dates in 2003 through 2005. Based on the fair value of the Company's financial instruments as of December 31, 2002, accumulated other comprehensive income of $8,204 is expected to be reclassified to earnings over the next twelve month period.

The forward financial sales and purchase contracts are subject to the risk of non-performance by the counterparties. However, the Company only enters into forward financial contracts with counterparties it determines to be creditworthy. If any counterparty failed to perform according to the terms of the contract, the accounting impact would be limited to the difference between the nominal value of the contract and the market value on the date of settlement.

14. Related Party Transactions

The significant related party transactions occurring during the years ended December 31, 2002, 2001 and 2000, and not discussed elsewhere in the notes to the consolidated financial statements, are described below.

Related Party Transactions — Century During the years 2000, 2001 and 2002 and at December 31, 2002, the Chairman of the Board of Directors of Century was a member of the Board of Directors of Glencore International AG. In addition, during the years ended and at December 31, 2002, 2001 and 2000, one of Century's Board members was the Chairman of the Board of Directors of Glencore International AG.

Related Party Transactions — Century of West Virginia During the years ended December 31, 2002, 2001 and 2000, Century of West Virginia purchased and sold alumina, primary and scrap aluminum in transactions with Glencore at prices which management believes approximated market.

Related Party Transactions — Berkeley A substantial portion of Berkeley's sales during the years ended December 31, 2002, 2001 and 2000 were to Glencore.

Summary A summary of the aforementioned related party transactions for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	*2001*	*2000*
Net sales	$ 107,594	$ 111,469	$ 129,320
Purchases	97,469	19,964	16,993
Management fees	485	416	—
Net gain (loss) on forward contracts	—	(1)	2,261

See Note 13 for a discussion of the Company's fixed-price commitments and forward financial contracts with related parties.

15. Supplemental Cash Flow Information

	Year Ended December 31,		
	2002	*2001*	*2000*
Cash paid for:			
Interest	$ 38,299	$ 21,114	$ 371
Income taxes	286	934	771
Cash received from:			
Interest	392	891	2,675
Income tax refunds	17,574	66	13,322

Non-Cash Activities During the years ended December 31, 2002 and 2001, interest cost incurred in the construction of equipment of $810 and $250, respectively, was capitalized. No interest was capitalized during the year ended December 31, 2000. During 2002, the Company made non-cash contributions, consisting of the Company's common stock, of $3,180 to the Company's pension plans.

16. Business Segments

The Company operates in only one reportable business segment, primary aluminum. The primary aluminum segment produces molten metal, rolling ingot, t-ingot, extrusion billet and foundry ingot.

The accounting policies of the segment were the same as those described in Note 1 "Summary of Significant Accounting Policies." The Company evaluates segment performance based upon gross profit.

All of the company's consolidated revenues and gross profits are from this segment. All expenditures for capital assets and all material amounts of depreciation and amortization expense relate to the primary aluminum segment. A reconciliation of the Company's consolidated assets to the total of primary aluminum segment assets is provided below.

Segment Assets[1]	*Primary*	*Corporate, Unallocated*	*Total Assets*
2002	$ 742,672	$ 22,495	$ 765,167
2001	757,774	18,932	776,706
2000	327,131	6,639	333,770

(1) Segment assets include accounts receivable, due from affiliates, inventory, intangible assets, and property, plant and equipment-net; the remaining assets are unallocated corporate assets, and deferred tax assets.

Included in the consolidated financial statements are the following amounts related to geographic locations:

	Year Ended December 31,		
	2002	*2001*	*2000*
Net Sales			
United States	$ 711,003	$ 654,922	$ 428,597
Other	335	—	—

At December 31, 2002, 2001, and 2000, all of the Company's long-lived assets were located in the United States.

Revenues from Glencore represented 15.1%, 17.0% and 30.2% of the Company's consolidated revenues in 2002, 2001 and 2000, respectively. Revenues from Pechiney represented 31.0%, 31.1% and 55.1% of the Company's consolidated sales in 2002, 2001 and 2000, respectively. Revenues from Southwire represented 22.2% and 18.9% of the Company's consolidated sales in 2002 and 2001.

17. Quarterly Information (Unaudited)

The following information includes the results from the Company's 80% interest in the Hawesville facility since its acquisition on April 1, 2001.

Financial results by quarter for the years ended December 31, 2002 and 2001 are as follows:

	Net Sales	*Gross Profit (Loss)*	*Net Income (Loss)*	*Net Income (Loss) Per Share*
2002:				
1st Quarter [1]	$ 179,100	$ 7,308	$(3,468)	$ (0.19)
2nd Quarter [2]	180,336	4,956	(4,600)	(0.25)
3rd Quarter [3][4]	176,992	247	(7,764)	(0.40)
4th Quarter [5]	174,910	7,550	(2,776)	(0.16)
2001:				
1st Quarter [6]	$ 110,690	$ 8,420	$ 3,151	$ 0.15
2nd Quarter [6]	188,919	13,765	843	0.04
3rd Quarter [6][7]	183,371	3,270	(4,342)	(0.21)
4th Quarter [8]	171,942	(4,747)	(14,854)	(0.72)

(1) The first quarter 2002 gross profit includes credits of $1,473 for inventory adjustments.
(2) The second quarter 2002 gross profit includes a charge of $717 for inventory adjustments.
(3) The third quarter 2002 gross profit includes a charge of $3,410 for inventory adjustments.
4) The third quarter 2002 net income includes an after-tax charge of $1,072 to write-off deferred acquisition costs and an income tax benefit of $1,500 from a reduction in estimated income taxes.
(5) The fourth quarter 2002 gross profit includes credits of $2,901 for inventory adjustments.
(6) Gross profit in the first, second, and third quarters of 2001 include reclassifications of selling, general, and administrative expenses, principally from Hawesville, of $42, $2,522, and $1,642, respectively, to cost of goods sold for reporting consistency purposes.
(7) The third quarter 2001 includes a charge of $3,175 for inventory adjustments and proceeds of $3,365 on final settlements of insurance claims.
(8) The fourth quarter 2001 gross profit includes charges of $1,991 for inventory adjustments. Selling, general and administrative expense includes a $4,000 charge for bad debts and other expense includes a charge for loss on disposal of assets of $919.

18. Consolidating Condensed Financial Information

The Company's 11¾% Senior Secured First Mortgage Notes due 2008 are jointly and severally and fully and unconditionally guaranteed by all of the Company's material wholly owned direct and indirect subsidiaries (the "Guarantor Subsidiaries"). Condensed consolidating financial information was not provided for the periods prior to the Hawesville acquisition because: (i) Century Aluminum Company has no independent assets or operations, (ii) the guarantees are full and unconditional and joint and several, and (iii) for those periods, any subsidiaries of the Company other than the subsidiary guarantors were minor. As of December 31, 2001, as a result of the acquisition of the Hawesville facility, Century indirectly holds an 80% equity interest in Century Aluminum of Kentucky, LLC ("LLC") and as such consolidates 100% of the assets, liabilities and operations of the LLC into its financial statements, showing the interest of the 20% owners as "Minority Interests". LLC (the "Non-Guarantor Subsidiary") has not guaranteed the Exchange Notes, and the Company has not caused its indirect equity interests in the LLC to be pledged as collateral for the Exchange Notes. The Company's interest in the Mt. Holly facility's property, plant and equipment has not been pledged as collateral. Other subsidiaries of the Company which are immaterial will not guarantee the Notes (collectively, the "Non-Guarantor Subsidiaries"). During 2001, the Company adopted a policy for financial reporting purposes of allocating expenses to subsidiaries. For the year ended December 31, 2002, and 2001, the Company allocated total corporate expenses of $10.9 million and $8.5 million to its subsidiaries, respectively. Additionally, the Company charges interest on certain intercompany balances.

Because the LLC is not a minor subsidiary, the Company is providing condensed consolidating financial information for the periods following the Company's acquisition of the Hawesville facility. See Note 5 to the Consolidated Financial Statements for information about the terms of the Exchange Notes. These terms contain customary covenants limiting the ability of both the Company and the Guarantor Subsidiaries, to pay dividends, incur additional debt, make investments, sell assets or stock of certain subsidiaries and purchase or redeem capital stock.

The following summarized condensed consolidating balance sheets as of December 31, 2002 and 2001, condensed consolidating statements of operations for the years ended December 31, 2002 and 2001, and the condensed consolidating statements of cash flows for the years ended December 31, 2002 and 2001 present separate results for Century Aluminum Company, the Guarantor Subsidiaries and the Non-Guarantor Subsidiary.

This summarized condensed consolidating financial information may not necessarily be indicative of the results of operations or financial position had the Company, the Guarantor Subsidiaries or the Non-Guarantor Subsidiaries operated as independent entities.

CONDENSED CONSOLIDATING BALANCE SHEET

	As of December 31, 2002				
	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiary	The Company	Reclassifications and Eliminations	Consolidated
Assets					
Current Assets:					
Cash and cash equivalents	$ 745	$ —	$ 44,347	$ —	$ 45,092
Accounts receivable – net	45,936	304	—	—	46,240
Due from affiliates	87,071	10,102	353,292	(427,733)	22,732
Inventories	55,877	21,258	—	—	77,135
Prepaid and other assets	2,887	178	4,434	(2,722)	4,777
Total current assets	192,516	31,842	402,073	(430,455)	195,976
Investment in Subsidiaries	74,663	—	184,234	(258,897)	—
Property, Plant and Equipment – net	416,590	780	251	—	417,621
Intangible Asset – net	—	119,744	—	—	119,744
Due from affiliates - Less current portion	974	—	—	—	974
Other Assets	13,041	—	17,811	—	30,852
Total	$ 697,784	$ 152,366	$ 604,369	$ (689,352)	$ 765,167
Liabilities and Shareholders' Equity					
Current Liabilities:					
Accounts payable, trade	$ 14,588	$ 23,169	$ —	$ —	$ 37,757
Due to affiliates	32,711	—	64,243	(81,143)	15,811
Industrial Revenue Bonds	—	7,815	—	—	7,815
Accrued and other current liabilities	6,257	5,055	12,802	—	24,114
Accrued employee benefits costs - current portion	8,966	559	1,365	—	10,890
Deferred taxes - current portion	7,763	—	—	(2,792)	4,971
Total current liabilities	70,285	36,598	78,410	(83,935)	101,358
Long Term Debt – net	—	—	321,852	—	321,852
Accrued Pension Benefit Costs - Less current portion	3,771	—	6,980	—	10,751
Accrued Postretirement Benefit Costs - Less current portion	48,335	21,840	481	—	70,656
Other Liabilities	354,297	599	—	(346,520)	8,376
Deferred Taxes	36,862	—	4,514	—	41,376
Total noncurrent liabilities	443,265	22,439	333,827	(346,520)	453,011
Minority Interest	—	—	—	18,666	18,666
Shareholders' Equity:					
Convertible Preferred Stock	—	—	25,000	—	25,000
Common stock	59	—	211	(59)	211
Additional paid-in capital	226,998	139,281	172,133	(366,279)	172,133
Accumulated Other Comprehensive Income	1,173	—	1,173	(1,173)	1,173
Retained earnings (deficit)	(43,996)	(45,952)	(6,385)	89,948	(6,385)
Total shareholders' equity	184,234	93,329	192,132	(277,563)	192,132
Total	$ 697,784	$ 152,366	$ 604,369	$ (689,352)	$ 765,167

CONDENSED CONSOLIDATING BALANCE SHEET

	As of December 31, 2001				
	Combined Guarantor Subsidiaries	*Non-Guarantor Subsidiary*	*The Company*	*Reclassifications and Eliminations*	*Consolidated*
Assets					
Current Assets:					
Cash and cash equivalents	$ 1,020	$ —	$ 12,368	$ —	$ 13,388
Accounts receivable – net	48,365	—	—	—	48,365
Due from affiliates	56,711	838	366,855	(408,705)	15,699
Inventories	46,649	28,568	—	—	75,217
Prepaid and other assets	7,395	98	1,674	(5,249)	3,918
Total current assets	160,140	29,504	380,897	(413,954)	156,587
Investment in Subsidiaries	95,670	—	208,419	(304,089)	—
Property, Plant and Equipment – net	428,721	878	475	—	430,074
Intangible Asset – net	—	146,002	—	—	146,002
Due from affiliates – Less current portion	8,364	—	—	—	8,364
Other Assets	20,467	1,674	16,784	(3,246)	35,679
Total	$ 713,362	$ 178,058	$ 606,575	$ (721,289)	$ 776,706
Liabilities and Shareholders' Equity					
Current Liabilities:					
Accounts payable, trade	$ 19,922	$ 22,472	$ —	$ —	$ 42,394
Due to affiliates	—	1,998	47,089	(46,886)	2,201
Industrial Revenue Bonds	—	7,815	—	—	7,815
Accrued and other current liabilities	15,157	5,269	17,680	(5,321)	32,785
Accrued employee benefits costs – current portion	7,054	147	—	—	7,201
Deferred Tax Liabilities – current portion	1,879	—	—	—	1,879
Total current liabilities	44,012	37,701	64,769	(52,207)	94,275
Long Term Debt – net	—	—	321,446	—	321,446
Accrued Pension Benefit Costs – Less current portion	1,555	—	2,462	—	4,017
Accrued Postretirement Benefit Costs – Less current portion	45,008	20,619	—	—	65,627
Other Liabilities	371,580	151	713	(361,747)	10,697
Deferred Tax Liabilities – Less Current	42,788	—	—	(3,246)	39,542
Total noncurrent liabilities	460,931	20,770	324,621	(364,993)	441,329
Minority Interest	—	—	—	23,917	23,917
Shareholders' Equity:					
Convertible Preferred Stock	—	—	25,000	—	25,000
Common stock	59	—	205	(59)	205
Additional paid-in capital	226,996	139,281	168,414	(366,277)	168,414
Accumulated Other Comprehensive Income	6,752	—	6,752	(6,752)	6,752
Retained earnings (deficit)	(25,388)	(19,694)	16,814	45,082	16,814
Total shareholders' equity	208,419	119,587	217,185	(328,006)	217,185
Total	$ 713,362	$ 178,058	$ 606,575	$ (721,289)	$ 776,706

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2002				
	Combined Guarantor Subsidiaries	*Non-Guarantor Subsidiary*	*The Company*	*Reclassifications and Eliminations*	*Consolidated*
Net sales:					
Third-party customers	$ 603,744	$ —	$ —	$ —	$ 603,744
Related parties	107,594	—	—	—	107,594
	711,338	—	—	—	711,338
Cost of goods sold	665,032	279,614	—	(253,369)	691,277
Reimbursement from owners	—	(253,541)	—	253,541	—
Gross profit (loss)	46,306	(26,073)	—	(172)	20,061
Selling, general and admin expenses	15,783	—	—	—	15,783
Operating income (loss)	30,523	(26,073)	—	(172)	4,278
Interest expense	(40,813)	(134)	—	134	(40,813)
Interest income	392	—	—	—	392
Other income (expense), net	(1,830)	(51)	—	38	(1,843)
Income (loss) before taxes	(11,728)	(26,258)	—	—	(37,986)
Income tax (expense) benefit	6,144	—	—	7,982	14,126
Net income (loss) before minority interest	(5,584)	(26,258)	—	7,982	(23,860)
Minority interest	—	—	—	5,252	5,252
Equity earnings (loss) of subsidiaries	(13,024)	—	(18,608)	31,632	—
Net income (loss)	$ (18,608)	$ (26,258)	$ (18,608)	$ 44,866	$ (18,608)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2001				
	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiary	The Company	Reclassifications and Eliminations	Consolidated
Net sales:					
Third-party customers	$ 543,453	$ —	$ —	$ —	$ 543,453
Related parties	111,469	—	—	—	111,469
	654,922	—	—	—	654,922
Cost of goods sold	614,052	252,615	—	(232,453)	634,214
Reimbursement from owners	—	(233,521)	—	233,521	—
Gross profit (loss)	40,870	(19,094)	—	(1,068)	20,708
Selling, general and admin expenses	18,787	742	—	(931)	18,598
Operating income (loss)	22,083	(19,836)	—	(137)	2,110
Interest expense	(31,403)	(162)	—	—	(31,565)
Interest income	891	—	—	—	891
Other income (expense), net	1,948	304	—	137	2,389
Income (loss) before taxes	(6,481)	(19,694)	—	—	(26,175)
Income tax (expense) benefit	2,547	—	—	5,987	8,534
Net income (loss) before minority interest	(3,934)	(19,694)	—	5,987	(17,641)
Minority interest	—	—	—	3,939	3,939
Equity earnings (loss) of subsidiaries	(9,768)	—	(13,702)	23,470	—
Net income (loss)	$ (13,702)	$ (19,694)	$ (13,702)	$ 33,396	$ (13,702)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2002				
	Combined Guarantor Subsidiaries	*Non-Guarantor Subsidiary*	*The Company*	*Reclassifications and Eliminations*	*Consolidated*
Net cash provided by operating activities	$ 40,245	$ 14,241	$ —	$ —	$ 54,486
Investing activities:					
Purchase of property, plant and equipment	(17,371)	(1,056)	—	—	(18,427)
Proceeds from sale of property, plant and equipment	231	—	—	—	231
Net cash used in investing activities	(17,140)	(1,056)	—	—	(18,196)
Financing activities:					
Dividends	—	—	(4,591)	—	(4,591)
Intercompany transactions	(23,380)	(13,185)	36,565	—	—
Issuance of common stock	—	—	5	—	5
Net cash provided by (used in) financing activities	(23,380)	(13,185)	31,979	—	(4,586)
Net increase (decrease) in cash	(275)	—	31,979	—	31,704
Beginning cash	1,020	—	12,368	—	13,388
Ending cash	$ 745	$ —	$ 44,347	$ —	$ 45,092

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2001				
	Combined Guarantor Subsidiaries	*Non-Guarantor Subsidiary*	*The Company*	*Reclassifications and Eliminations*	*Consolidated*
Net cash provided by (used in) operating activities	$ 42,440	$ (3,817)	$ —	$ —	$ 38,623
Investing activities:					
Purchase of property, plant and equipment	(14,082)	(374)	—	—	(14,456)
Proceeds from sale of property, plant and equipment	54	—	—	—	54
Divestitures	98,971	—	—	—	98,971
Business acquisition	(466,814)	—	—	—	(466,814)
Net cash used in investing activities	(381,871)	(374)	—	—	(382,245)
Financing activities:					
Borrowings, third party	—	—	321,352	—	321,352
Financing fees	—	—	(16,568)	—	(16,568)
Dividends	—	—	(5,736)	—	(5,736)
Intercompany transactions	307,489	4,191	(311,680)	—	—
Issuance of preferred stock	—	—	25,000	—	25,000
Net cash provided by financing activities	307,489	4,191	12,368	—	324,048
Net increase (decrease) in cash	(31,942)	—	12,368	—	(19,574)
Beginning cash	32,962	—	—	—	32,962
Ending cash	$ 1,020	$ —	$ 12,368	$ —	$ 13,388

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents consolidated financial data of the Company for the years indicated. The selected consolidated financial data for and as of the end of each of the years in the three-year period ended December 31, 2002 are derived from the Consolidated Financial Statements of the Company included elsewhere herein which have been audited by Deloitte & Touche LLP. The selected consolidated financial data for and as of the years ended December 31, 1999 and 1998 is derived from the audited consolidated financial statements of the Company which are not included herein. The following historical financial data includes the results from the Company's rolling and fabrication businesses until their sale in September 1999, the results from the Company's additional 23% interest in the Mt. Holly facility since its acquisition in April 2000, and the results for the Company's 80% interest in the Hawesville facility since its acquisition on April 1, 2001. Accordingly, the results for those periods and prior periods are not fully comparable to the results of operations for fiscal year 2002 and are not indicative of the Company's current business. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto.

	Year Ended December 31,				
(in thousands, except per share data)	*2002*	*2001*[3]	*2000*[2]	*1999*[1][5]	*1998*
Statement of Operations Data:					
Net sales — third party customers	$ 603,744	$ 543,453	$ 299,277	$ 497,475	$ 576,006
Net sales — related parties	107,594	111,469	129,320	68,801	74,252
Total net sales	711,338	654,922	428,597	566,276	650,258
Cost of goods sold	691,277	634,214	396,139	572,921	611,796
Gross profit (loss)	20,061	20,708	32,458	(6,645)	38,462
Selling, general and administrative expenses	15,783	18,598	13,931	18,884	19,246
Operating income (loss)	4,278	2,110	18,527	(25,529)	19,216
Gain on sale of fabricating businesses	—	—	5,156	41,130	—
Interest expense	(40,813)	(31,565)	(408)	(5,205)	(2,204)
Interest income	392	891	2,675	1,670	—
Other income (expense)	(1,843)	2,592	6,461	(2,917)	553
Net gain (loss) on forward contracts [4]	—	(203)	4,195	(5,368)	10,574
Income (loss) before income taxes and minority interest	(37,986)	(26,175)	36,606	3,781	28,139
Income tax benefit (expense)	14,126	8,534	(11,301)	138	(10,202)
Income (loss) before minority interest	(23,860)	(17,641)	25,305	3,919	17,937
Minority interest	5,252	3,939	—	—	—
Net income (loss)	(18,608)	(13,702)	25,305	3,919	17,937
Preferred dividends	(2,000)	(1,500)	—	—	—
Earnings (loss) applicable to common shareholders	$ (20,608)	$ (15,202)	$ 25,305	$ 3,919	$ 17,937
Earnings (Loss) Per Common Share:					
Basic	$ (1.00)	$ (0.74)	$ 1.25	$ 0.19	$ 0.90
Diluted	$ (1.00)	$ (0.74)	$ 1.24	$ 0.19	$ 0.89
Dividends Per Common Share	$ 0.15	$ 0.20	$ 0.20	$ 0.20	$ 0.20

(in thousands)	December 31, 2002	2001[3]	2000[2]	1999[1]	1998
Balance Sheet Data (at period end):					
Working capital	$ 94,618	$ 62,312	$ 76,701	$ 124,391	$ 188,156
Intangible asset – power contract	119,744	146,002	—	—	—
Total assets	765,167	776,706	333,770	310,802	545,630
Long-term debt	321,852	321,446	—	—	89,389
Total noncurrent liabilities	453,011	441,329	74,511	58,831	252,782
Total shareholders' equity	192,132	217,185	202,639	179,728	177,483

(1) On September 21, 1999, the Company sold its rolling and fabrication businesses to Pechiney for $234.3 million and recorded pre-tax gains of $41.1 million in 1999 and $5.2 million in 2000. Accordingly, the results of operations following that date do not include results from the rolling and fabrication businesses. Similarly, balance sheet data as of and following December 31, 1999 does not include the assets and liabilities related to the rolling and fabrication businesses.

(2) On April 1, 2000, the Company purchased an additional 23% interest in the Mt. Holly facility from Xstrata, an affiliate of Glencore, increasing the Company's ownership interest to 49.67%. Accordingly, the results of operations following that date reflect the increased production which resulted from that purchase. Similarly, balance sheet data as of and following December 31, 2000 includes the assets and liabilities related to the additional 23% interest in the Mt. Holly facility.

(3) On April 1, 2001, the Company purchased the Hawesville facility from Southwire Company. Simultaneously, the Company effectively sold a 20% interest in the Hawesville facility to Glencore. Accordingly, the results of operations following that date reflect the increased production which resulted from Century's 80% interest. Similarly, balance sheet data as of and following December 31, 2001 includes assets and liabilities related to the Company's 80% interest in the Hawesville facility.

(4) On January 1, 2001, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" and related amendments. As a result, to the extent that the Company's derivatives are designated as effective cash flow hedges, unrealized gains (losses) are reported as accumulated other comprehensive income, rather than reported in the Statement of Operations as was done in 2000. Beginning in 2001, realized gains (losses) resulting from hedging activities are reported as adjustments to net sales and cost of goods sold.

(5) In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The provisions of the Statement require that any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet certain criteria shall be reclassified. In 1999, the Company had previously recorded an extraordinary loss of $1,364 for the write-off of deferred bank fees, net of income tax benefit of $766. This item was reclassified to Other income (expense) for the year.

OFFICERS AND DIRECTORS

Officers
(As of March 30, 2003)

Craig A. Davis
Chairman of the Board

Gerald A. Meyers
President
Chief Executive Officer

David W. Beckley
Executive Vice President
Chief Financial Officer

E. Jack Gates
Executive Vice President
Operations

Gerald J. Kitchen
Executive Vice President
General Counsel
Chief Administrative Officer

Daniel J. Krofcheck
Vice President
Treasurer

Peter C. McGuire
Vice President
Associate General Counsel

Steve Schneider
Vice President
Corporate Controller

Directors

Roman A. Bninski
Partner, Law firm of
Curtis, Mallet, Prevost,
Colt & Mosle LLP

Craig A. Davis
Chairman of the Board
Century Aluminum Company

Robert E. Fishman Ph.D.[2]
Senior Vice President
Calpine Corporation

John C. Fontaine[1 & 2]
Of Counsel, Law firm of
Hughes Hubbard Reed LLP
Retired President
Knight Ridder, Inc.

William R. Hampshire[1]
Vice Chairman
Century Aluminum Company
Former President and
Chief Executive Officer
Howmet Aluminum Company

Gerald A. Meyers
President
Chief Executive Officer
Century Aluminum Company

John P. O'Brien[1 & 2]
Managing Director
Inglewood Associates, Inc.

Stuart M. Schreiber
Founder and Managing
Partner Integis, Inc.

Willy R. Strothotte
Chairman of the Board
Glencore International AG
Chairman of the Board
Xstrata AG

(1) Member of Compensation Committee
(2) Member of Audit Committee

FORWARD-LOOKING STATEMENTS

This annual report to shareholders contains forward-looking statements. Century has based these statements on current expectations and projections about future events. Many of these statements may be identified by the use of forward-looking words such as "expects," "anticipates," 'plans," "believes," "projects," "estimates," and "potential' and variations of such words. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, those discussed in the company's Annual Report on Form 10-K.

Although Century believes the expectations reflected in its forward-looking statements are reasonable, the company cannot guarantee its future performance or results of operations. All forward-looking statements in this report are based on information available to the company on the date of this report; however, Century is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The risks described here should be considered when reading any forward-looking statements in this report. Given these uncertainties and risks, the reader should not place undue reliance on these forward-looking statements.

CORPORATE INFORMATION

Corporate Headquarters
Century Aluminum Company
2511 Garden Road
Monterey, CA 93940

Inquiries
Shareholders, security analysts, investors and others may contact the company at the above address or as indicated below:

In the United States
Toll Free 1-888-642-9300

Outside the United States,
Call Collect 1-831-642-9300

Website: www.centuryaluminum.com

Documents Available
The Annual Report Form 10-K filed with the Securities and Exchange Commission and the company's Code of Ethics are available without charge upon request. Write or contact our corporate secretary at the addresses or telephone numbers above.

Electronic versions of these documents also are available on the company's website.

Stock Transfer Agent
Computershare Investor Services LLC
2 North La Salle Street
Chicago, IL 60602
Telephone 312-360-5375
Fax 312-601-4335

Independent Auditors
Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222

Annual Meeting of Shareholders
The 2003 Annual Meeting of Shareholders will be held June 24 at 9:00 a.m. at the company's corporate offices at
2511 Garden Road
Monterey, California 93940

Stock Trading Information
Century Aluminum common stock is traded on the NASDAQ. The ticker symbol is CENX.

2002	*High*	*Low*	*Dividend*
First Quarter	$ 16.50	$ 11.00	$ 0.05
Second Quarter	17.51	12.70	0.05
Third Quarter	15.19	6.71	0.05
Fourth Quarter	8.63	5.70	—

DESIGN: E. W. GRECO/ASSOCIATES, CARMEL, CALIFORNIA

CenturyALUMINUM